NIPPON STEEL CORPORATION
General Administration Division
6-3, Otemachi 2-chome,
Chiyoda-ku, Tokyo 100-8071, Japan

03003805

February 4, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, D.C. 20549

SUPPL

03 FEB 12 AM 7:21

Re: SEC File No. 82-5175
Nippon Steel Corporation (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex A hereto are documents which are English language versions or summaries required to be submitted pursuant to Rule 12g3-2(b). Brief descriptions of documents for which no English language version, translation or summary has been prepared are set forth in Annex B.

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Michael M. Maney, Andrew W. Winden or Bradley K. Edmister of Sullivan & Cromwell, 125 Broad Street, New York, New York 10004, (telephone: 212-558-4000; facsimile: 212-558-3588).

Very truly yours,

Nippon Steel Corporation

By [signature]
Name: Yoshihiro Hosokawa
Title: Manager, General Administration Division

(Enclosures)

cc: Michael M. Maney, Esq.
Margaret K. Pfeiffer, Esq.
Andrew W. Winden, Esq.
Bradley K. Edmister, Esq.
(Sullivan & Cromwell)

Annex A

Tab A: Documents Sent to Shareholders of NSC

1	Semi-Annual Business Report: April 1, 2002 to September 30, 2002	December 6, 2002

Tab B: Documents Submitted to Japanese Stock Exchanges Listing NSC Shares

1	Brief Statement of the Consolidated Interim-Term Closing of Accounts for the March 2003 Term (April 1, 2002 to September 30, 2002)	November 21, 2002

Tab C: News Releases Released on NSC's Homepage (October 30, 2002 to present)

Annex B

Documents Filed in Japanese with Japanese Authorities

Title	Filing Date	Notes
Semi-Annual Securities Report	October 11, 2002	Filed with the Kanto Zaimukyoku, the local authority under the Ministry of Finance.

File No. 82-5175

(A)

Brief Statement of the Consolidated Interim-Term Closing of Accounts for the March 2003 Term (April 1 to September 30, 2002)

November 21, 2002

Listed Company Name: Nippon Steel Corporation
Code No.: 5401
(URL http://www.nsc.co.jp)
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Location of Head Office: Tokyo, Japan
Representative: Akira Chihaya, Representative Director and President
Contact: Hiroshi Matsui, General Manager, Public Relations Center Tel: 81-3-3275-5014
Date of the Board of Directors' Meeting on the Interim Closing of Accounts: November 21, 2002
Application of U.S. Accounting Principles: No

03 FEB 12 AM 7:21

1. Consolidated Performance for the September 2002 Interim Term (April 1, 2002 to September 30, 2002)

(1) Consolidated Operating Results

Note: Amounts below one million yen are rounded down.

	Sales		Operating profit		Ordinary profit	
	¥ Million	%	¥ Million	%	¥ Million	%
September 2002 interim term	1,250,940	3.5	41,370	26.7	12,679	46.9
September 2001 interim term	1,208,581	(4.1)	32,646	(48.2)	8,630	(76.4)
March 2002 fiscal term	2,581,399	(6.1)	73,044	(55.1)	16,746	(85.0)

	(Interim) net income		(Interim) net income per share	Fully diluted (interim) net income per share
	¥ Million	(%)	¥	¥
September 2002 interim term	(5,069)	—	(0.75)	—
September 2001 interim term	520	—	0.08	—
March 2002 fiscal term	(28,402)	—	(4.17)	—

Notes:
1) Equity in net income of unconsolidated subsidiaries and affiliates:
   September 2002 interim term: ¥(3,497) million
   September 2001 interim term: ¥(747) million
   March 2002 term: ¥(12,452) million
2) Average number of shares outstanding during the term (consolidated)
   September 2002 term: 6,792,914,954
   September 2001 term: 6,806,976,767
   March 2002 term: 6,806,947,694
   (Calculation of both the average number of shares for the 6-month period ended September 2001 and the same average for the year ended March 2002 includes the number of shares of Nippon Steel held by its subsidiaries and affiliates.)
3) Change in accounting method: No
4) Percentages for sales, operating profit, ordinary profit and interim net income show year-over-year changes.

(2) Consolidated Financial Position

	Total assets	Equity capital	Equity ratio	Equity capital per share
	¥ Million	¥ Million	%	¥
September 2002 interim term	3,912,258	873,463	22.3	128.59
September 2001 interim term	4,077,311	912,245	22.4	134.02
March 2002 fiscal term	4,030,596	907,150	22.5	133.27

Note:
Total number of shares outstanding at the term-end (consolidated)

September 2002 term: 6,792,801,397
September 2001 term: 6,806,975,135
March 2002 term: 6,806,860,672
(Calculation of both the average number of shares for the 6-month period ended September 2001 and the same average for the year ended March 2002 includes the number of shares of Nippon Steel held by its subsidiaries and affiliates.)

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investment activities	Cash flows from financing activities	Cash and cash equivalents at the end of the interim term
	¥ Million	¥ Million	¥ Million	¥ Million
September 2002 interim term	133,514	(124,417)	(13,805)	64,680
September 2001 interim term	59,281	(78,030)	(6,207)	98,098
March 2002 fiscal term	215,642	(165,365)	(104,054)	74,194

(4) Scope of Consolidation and Application of the Equity Method

Number of consolidated subsidiaries: 252
Number of non-consolidated subsidiaries accounted for by the equity method: —
Number of affiliates accounted for by the equity method: 87

(5) Changes in the Scope of Consolidation and Application of the Equity Method

Consolidation (newly included): 6 (excluded): 8
Equity method (newly applied): 2 (excluded): 2

2. Forecast Consolidated Performance for the March 2003 Term (from April 1, 2002 to March 31, 2003)

	Sales	Ordinary profit	Net income
	¥ Million	¥ Million	¥ Million
March 2003 fiscal term (full year)	2,660,000	75,000	25,000

Reference: Forecast net income per share (full year): 3.68 yen

Note: The above "Forecast" is prepared by incorporating predictions based on the premises, estimates and plans pertaining to the future as of the date of the release of this Consolidated Interim-Term Business Report. Accordingly, there is a likelihood that the actual business performance for fiscal 2002 will differ considerably from this forecast depending on diverse future events. As regards the conditions of premises and other related matters, please refer to the "Outlook for Fiscal 2002" on page 26.

<Accompanying Materials>

1. Corporate Group

(1) Schematic Diagram of Business

Nippon Steel Group is comprised of the parent company Nippon Steel Corporation, 252 consolidated subsidiaries and 87 affiliates accounted for by the equity method. The Group's overall businesses are categorized into several industry segments: steelmaking and steel fabrication, engineering and construction, urban development, chemicals and nonferrous materials, system solutions, and other businesses (power supply, and services and others). The principal businesses and business relations of Nippon Steel and major subsidiaries and affiliates are outline below.

◎Major consolidated subsidiaries
○Major affiliates accounted for by the equity method



Steelmaking and steel fabrication (219 companies including Nippon Steel Corporation)
◎Hokkai Iron & Coke Co., Ltd.
◎Osaka Steel Co., Ltd.
◎Nippon Steel Metal Products Co., Ltd.
◎Nittetsu Steel Pipe Co., Ltd.
◎Nippon Steel Logistics Co., Ltd.
◎Nippon Steel Shipping Co., Ltd.
◎Nippon Steel Welding Products & Engineering Co., Ltd.
◎Taiyo Steel Co., Ltd.
◎Nippon Steel Drum Co., Ltd.
◎Nippon Steel Blast Furnace Slag Cement Co., Ltd.
◎Nittetsu Cement Co., Ltd.
◎Nittetsu Elex Co., Ltd.
◎Nippon Steel Transportation Co., Ltd.
◎Nippon Steel U.S.A., Inc.
◎Nippon Steel Australia Pty. Limited
◎Siam Nippon Steel Pipe Co., Ltd.
◎Nippon Steel Development Canada Ltd.
◎Daido Steel Sheet Corporation
○Nichia Steel Works Ltd
○Japan Casting & Forging Corp.
○Krosaki Harima Corporation
○Taihei Kogyo Co., Ltd.
○Nittetsu Mining Co., Ltd.
○Geostr Corporation
○Daiwa Can Company
○Seitetsu Unyu Co., Ltd.
○Sanko Metal Industrial Co., Ltd.
○Takasago Tekko K.K.
○Suzuki Metal Industry Co., Ltd.
○Sanyu Co., Ltd.
○Kyushu Refractories Co., Ltd.
○The Siam United Steel (1995) Company Limited
○Guangzhou Pacific Tinplate Co., Ltd.
Others
Sale and purchase of products, etc.
Processing, and transportation and cargo handling of raw materials, products, etc., on consignment
Nippon Steel Corporation
Design, construction and management on consignment
Engineering and construction (16 companies including Nippon Steel Corporation)
Lease of real estate
Urban development (15 companies including Nippon Steel Corporation)
◎Nippon Steel City Produce Inc
Service and operational outsourcing
Sale and purchase of products, etc.
Chemicals and nonferrous materials (46 companies including Nippon Steel Corporation)
◎Nippon Steel Chemical Co., Ltd.
◎Yutaka Electric Mfg. Co., Ltd.
○Wacker NSCE Corporation
Others
System development, maintenance and administration on consignment
System solutions (13 companies)
◎NS Solutions Corporation
Others
Sale and purchase of products, etc.
<Other businesses>
Power supply (Nippon Steel Corporation)
Services and others (33 companies)
Sale and purchase of products, etc.
◎Nittetsu Finance Co., Ltd.
◎Sunvenus Takarazuka Co., Ltd.
◎Nittetsu Kagoshima Geothermal Co., Ltd.
◎Nippon Steel International Finance PLC
◎Nippon Steel Southeast Asia Pte. Ltd.
◎Space World, Inc.
○Nippon Steel Trading Co., Ltd.
○Kyushu Oil Company Limited
○Tetra Co., Ltd.
Others

(2) Overview of Subsidiaries and Affiliates

a. The Overview of Subsidiaries and Affiliates published in the "Annual Securities Report 77th Term (from April 1, 2001 to March 31, 2002)" is the following. Changes in these subsidiaries and affiliates for the April-September 2002 period are described on page 22, b.

1) Major consolidated subsidiaries and affiliates accounted for by the equity method

[Major consolidated subsidiaries]

Company name	Location	Paid-in capital (¥ Million)	Principal business	Voting right percentage	Relationship with the Corporation
Hokkai Iron & Coke Co., Ltd.	Muroran, Hokkaido	9,255	Steelmaking and steel fabrication	80.0%	1) Directors' posts held Five employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation sells iron ores, etc. to and purchases pig iron, etc. from this subsidiary. 3) Financial support, equipment lease and business tie-ups The Corporation leases a part of its plant site to this subsidiary.
Osaka Steel Co., Ltd.	Taisho-ku, Osaka, Osaka	8,769	Steelmaking and steel fabrication	60.9% (0.2%)	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation purchases billets from this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Metal Products Co., Ltd.	Koto-ku, Tokyo	5,912	Steelmaking and steel fabrication	83.0% (0.1%)	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nittetsu Steel Pipe Co., Ltd.	Kawasaki-ku, Kawasaki, Kanagawa	3,497	Steelmaking and steel fabrication	54.4% (2.6%)	1) Directors' posts held One director and one employee of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation sells steel products and consigns the processing of pipes and tubes to this subsidiary. 3) Financial support, equipment lease and business tie-ups None

Company name	Location	Paid-in capital (¥ Million)	Principal business	Voting right percentage	Relationship with the Corporation
Nippon Steel Logistics Co., Ltd.	Chuo-ku, Tokyo	2,238	Steelmaking and steel fabrication	58.1% (3.1%)	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation consigns transportation and cargo handling of raw materials of steel, steel products, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Shipping Co., Ltd.	Chiyoda-ku, Tokyo	2,227	Steelmaking and steel fabrication	76.0%	1) Directors' posts held One director and two employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation consigns transportation of raw materials of steel, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Welding Products & Engineering Co., Ltd.	Chuo-ku, Tokyo	2,200	Steelmaking and steel fabrication	68.2%	1) Directors' posts held Two directors of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Taiyo Steel Co., Ltd.	Chuo-ku, Tokyo	1,800	Steelmaking and steel fabrication	66.7%	1) Directors' posts held One director and one employee of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups None

Company name	Location	Paid-in capital (¥ Million)	Principal business	Voting right percentage	Relationship with the Corporation
Nippon Steel Drum Co., Ltd.	Koto-ku, Tokyo	1,654	Steelmaking and steel fabrication	55.4% (0.2%)	1) Directors' posts held One employee of the Corporation holds the position of director of this subsidiary. 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Blast Furnace Slag Cement Co., Ltd.	Kokurakita-ku, Kitakyushu, Fukuoka	1,500	Steelmaking and steel fabrication	100.0%	1) Directors' posts held Four employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation consigns the manufacturing of ground slag powder and sells it to this subsidiary. The Corporation purchases slag cement products from the subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nittetsu Cement Co., Ltd.	Muroran, Hokkaido	1,500	Steelmaking and steel fabrication	55.0%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation sells blast furnace slags as raw materials of cement to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nittetsu Elex Co., Ltd.	Chuo-ku, Tokyo	1,032	Steelmaking and steel fabrication	90.3%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation consigns the design, maintenance and construction regarding electrical instrumentation apparatus to this subsidiary. 3) Financial support, equipment lease and business tie-ups None

Company name	Location	Paid-in capital (¥ Million)	Principal business	Voting right percentage	Relationship with the Corporation
Nippon Steel Transportation Co., Ltd.	Yawatahigashi-ku, Kitakyushu, Fukuoka	500	Steelmaking and steel fabrication	86.4% (10.0%)	1) Directors' posts held Two employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation consigns transportation and cargo handling of raw materials of steel, steel products, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel U.S.A., Inc.	New York, New York, U.S.A.	(US$ Million) 22	Steelmaking and steel fabrication	100.0%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation consigns information gathering, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Australia Pty. Limited	Sydney, New South Wales, Australia	(A$Million) 21	Steelmaking and steel fabrication	100.0%	1) Directors' posts held One director and four employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation consigns information gathering, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Siam Nippon Steel Pipe Co., Ltd	Bangkok, Thailand	(Million Baht) 779	Steelmaking and steel fabrication	63.3%	1) Directors' posts held Two employees of the Corporation concurrently hold the position of directors of this subsidiary. 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans for a part of the business funds of this subsidiary.

Company name	Location	Paid-in capital (¥ Million)	Principal business	Voting right percentage	Relationship with the Corporation
Nippon Steel Development Canada Ltd.	Calgary, Alberta, Canada	(C$Million) 10	Steelmaking and steel fabrication	100.0%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation purchases coal from this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Daido Steel Sheet Corporation	Amagasaki, Hyogo	9,562	Steelmaking and steel fabrication	43.0%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel City Produce, Inc.	Chuo-ku, Tokyo	750	Urban development	100.0%	1) Directors' posts held Two directors of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation rents real estates from and consigns facility management, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Chemical Co., Ltd.	Shinagawa-ku, Tokyo	40,966	Chemicals and nonferrous materials	67.8% (0.1%)	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation sells coking coal, etc., to and purchases coke, etc., from this subsidiary. 3) Financial support, equipment lease and business tie-ups The Corporation leases a part of its plant site to this subsidiary.

Company name	Location	Paid-in capital (¥ Million)	Principal business	Voting right percentage	Relationship with the Corporation
Yutaka Electric Mfg. Co., Ltd.	Nakahara-ku, Kawasaki, Kanagawa	975	Chemicals and nonferrous materials	75.3%	1) Directors' posts held Three employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation purchases power supply equipment, etc., from this subsidiary. 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans for a part of the business funds of this subsidiary.
NS Solutions Corporation	Chuo-ku, Tokyo	6,838	System solutions	99.4%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation consigns development, maintenance and operation of computer systems, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nittetsu Finance Co., Ltd.	Chiyoda-ku, Tokyo	1,000	Services and others	100.0%	1) Directors' posts held Five employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions This subsidiary finances other subsidiaries. 3) Financial support, equipment lease and business tie-ups None
Sunvenus Takarazuka, Co., Ltd.	Takarazuka, Hyogo	775	Services and others	100.0% (18.5%)	1) Directors' posts held Two employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions None 3) Financial support, equipment lease and business tie-ups None

Company name	Location	Paid-in capital (¥ Million)	Principal business	Voting right percentage	Relationship with the Corporation
Nittetsu Kagoshima Geothermal Co., Ltd.	Chuo-ku, Tokyo	700	Services and others	70.0%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions None 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans for a part of the business funds of this subsidiary.
Nippon Steel International Finance PLC	London, U.K.	(US$ Million) 10	Services and others	100.0%	1) Directors' posts held Two employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions None 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Southeast Asia Pte. Ltd.	Singapore	(S$Million) 16	Services and others	100.0%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation consigns information gathering, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Space World, Inc.	Yawatahigashi-ku, Kitakyushu, Fukuoka	2,000	Services and others	46.0% (5.0%) [5.0%]	1) Directors' posts held One director and one employee of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation purchases the right to use the theme park managed by this subsidiary as advertisement media. 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans and commits to provide guarantee of loans for a part of the business funds of this subsidiary. The Corporation leases a part of its land to this subsidiary.

[Major affiliates accounted for by the equity method]

Company name	Location	Paid-in capital (¥Million)	Principal business	Voting Right percentage	Relationship with the Corporation
Nichia Steel Works Ltd	Amagasaki, Hyogo	8,604	Steelmaking and steel fabrication	24.1%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Japan Casting & Forging Corp.	Chiyoda-ku, Tokyo	6,000	Steelmaking and steel fabrication	42.0%	1) Directors' posts held Two directors of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation sells steel scraps, etc. to and purchases steel forgings, etc., from this affiliate. 3) Financial support, equipment lease and business tie-ups None
Krosaki Harima Corporation	Yawatanishi-ku, Kitakyushu, Fukuoka	5,537	Steelmaking and steel fabrication	45.7%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation purchases refractories from this affiliate. 3) Financial support, equipment lease and business tie-ups None
Taihei Kogyo Co., Ltd.	Chuo-ku, Tokyo	5,468	Steelmaking and steel fabrication	38.0% (2.2%)	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation consigns construction and operation related to steel manufacturing to this affiliate. 3) Financial support, equipment lease and business tie-ups None

Company name	Location	Paid-in capital (¥Million)	Principal business	Voting Right percentage	Relationship with the Corporation
Nittetsu Mining Co., Ltd.	Chiyoda-ku, Tokyo	4,176	Steelmaking and steel fabrication	20.4%	1) Directors' posts held Director(s) of this affiliate concurrently hold the positions of directors of other subsidiar(ies). 2) Transactions The Corporation purchases limestone from this affiliate. 3) Financial support, equipment lease and business tie-ups None
Geostr Corporation	Minato-ku, Tokyo	3,352	Steelmaking and steel fabrication	26.0% (1.2%)	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. Subsidiar(ies) of the Corporation purchase concrete materials from this affiliate. 3) Financial support, equipment lease and business tie-ups None
Daiwa Can Company	Chuo-ku, Tokyo	2,400	Steelmaking and steel fabrication	33.4%	1) Directors' posts held None 2) Transactions The Corporation sells tinplate and tin-free steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Seitetsu Unyu Co., Ltd.	Kimitsu, Chiba	2,000	Steelmaking and steel fabrication	30.0%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation consigns transportation and cargo handling of raw materials for ironmaking, steel products, etc., to this affiliate. 3) Financial support, equipment lease and business tie-ups None

Company name	Location	Paid-in capital (¥Million)	Principal business	Voting Right percentage	Relationship with the Corporation
Sanko Metal Industrial Co., Ltd.	Minato-ku, Tokyo	1,980	Steelmaking and steel fabrication	17.4% (1.5%)	1) Directors' posts held Two directors of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Takasago Tekko K.K.	Itabashi-ku, Tokyo	1,504	Steelmaking and steel fabrication	19.4%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Suzuki Metal Industry Co., Ltd.	Chiyoda-ku, Tokyo	1,200	Steelmaking and steel fabrication	22.2%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Sanyu Co., Ltd.	Hirakata, Osaka	1,028	Steelmaking and steel fabrication	17.2% (1.4%)	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Kyushu Refractories Co., Ltd.	Bizen, Okayama	754	Steelmaking and steel fabrication	15.2%	1) Directors' posts held None 2) Transactions The Corporation purchases refractories from this affiliate. 3) Financial support, equipment lease and business tie-ups None

Company name	Location	Paid-in capital (¥Million)	Principal business	Voting Right percentage	Relationship with the Corporation
The Siam United Steel (1995) Company Limited	Rayong, Thailand	(Million Baht) 9,000	Steelmaking and steel fabrication	36.3%	1) Directors' posts held Three directors of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans for a part of the business funds of this affiliate.
Guangzhou Pacific Tinplate Co., Ltd.	Guangzhou, China	(US$ Million) 36	Steelmaking and steel fabrication	27.3%	1) Directors' posts held One director and one employee of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation sells cold-rolled steel sheets to this affiliate. 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans for a part of the business funds of this affiliate.
Wacker NSCE Corporation	Chuo-ku, Tokyo	13,500	Chemicals and nonferrous materials	45.0%	1) Directors' posts held One director and one employee of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions None 3) Financial support, equipment lease and business tie-ups The Corporation commits to provide guarantee of loans for a part of the business funds of this affiliate.
Nippon Steel Trading Co., Ltd.	Koto-ku, Tokyo	11,978	Services and others	49.6% (3.0%)	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products, etc., to and purchases raw materials and fuels, etc. from this affiliate. 3) Financial support, equipment lease and business tie-ups None

Company name	Location	Paid-in capital (¥Million)	Principal business	Voting Right percentage	Relationship with the Corporation
Kyushu Oil Company Limited	Chiyoda-ku, Tokyo	6,300	Services and others	36.0%	1) Directors' posts held Two directors of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation purchases heavy oil, etc., from this affiliate. 3) Financial support, equipment lease and business tie-ups None
Tetra Co., Ltd.	Shinjuku-ku, Tokyo	2,251	Services and others	22.4% (1.5%)	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation's subsidiar(ies) sell steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None

Notes:
1. The name of the relevant industry segment is stated in the "principal business" column.
2. Osaka Steel Co., Ltd., Nittetsu Steel Pipe Co., Ltd., Nippon Steel Logistics Co., Ltd., Nippon Steel Drum Co., Ltd., Daido Steel Sheet Corporation, Nippon Steel Chemical Co., Ltd., Nichia Steel Work Ltd., Krosaki Harima Corporation, Taihei Kogyo Co., Ltd., Nittetsu Mining Co., Ltd., Geostr Corporation, Sanko Metal Industrial Co., Ltd., Takasago Tekko K.K., Suzuki Metal Industry Co., Ltd., Sanyu Co., Ltd., Kyushu Refractories Co., Ltd., Nippon Steel Trading Co., Ltd., and Tetra Co., Ltd., submit their own Annual and Semi-Annual Securities Reports.
3. Daido Steel Sheet Corporation and Space World, Inc., are categorized as subsidiaries because the Corporation substantially controls these companies although voting right of the Company is 50% or less.
4. Sanko Metal Industrial Co., Ltd., Takasago Tekko K.K., Sanyu Co., Ltd., and Kyushu Refractories Co., Ltd., are categorized as affiliates because the Corporation has substantial influence on these companies although voting rights of the Corporation is below 20%.
5. Of the voting right percentage, indirect ownership is shown in parentheses ( ) and is inclusive of the indicated number. The figures in brackets [ ] indicate the percentage of shareholders who have close relationships with the Corporation or those who have agreed to the Corporation's control, and is exclusive of the indicated number.
6. "2) Transactions" under the "Relationship with the Company" column includes transactions through trading companies.
7. Space World, Inc.'s liabilities are currently in excess of assets, which has a material effect on the consolidated financial statements. The amount of excessive liabilities is ¥19,216 million as of March 31, 2002.
8. Consolidated subsidiaries other than those listed above numbers 226, and the affiliates to which the equity method was applied other than those listed above numbers 68. The names of these companies (consolidated subsidiaries and affiliates accounted for by the equity method) and locations (only for consolidated subsidiaries) are enumerated in "2) Other consolidated subsidiaries and affiliates accounted for by the equity method" below.
9. On April 1, 2002, Nippon Steel Logistics Co., Ltd. and Nittetsu Ryutsu Center, consolidated subsidiaries of Nippon Steel, merged.
10. On July 1, 2002, Nippon Steel Welding Products & Engineering Co., Ltd., a consolidated subsidiary of Nippon Steel, and Sumikin Welding Industries, Ltd., a consolidated subsidiary of Sumitomo Metal Industries,

Ltd., integrated their businesses of welding materials and equipment.
11. On October 1, 2002, Daido Steel Sheet Corporation and Taiyo Steel Co., Ltd. integrated their businesses of manufacture and sale of galvanized and prepainted steel sheets and structural materials such as panels.
12. On May 23, 2002, Kyushu Refractories Co., Ltd., a former affiliate accounted for by the equity method, became a subsidiary of Krosaki Harima Corporation, another affiliate of Nippon Steel accounted for by the equity method.

2) Other consolidated subsidiaries and affiliates accounted for by the equity method
[Other consolidated subsidiaries]

Company name	Location
Aibias Co., Ltd.	Muroran, Hokkaido
Ichi Raw Concrete	Kitahiyamacho, Setana-gun, Hokkaido
Iwate Carton Co., Ltd.	Kamaishi, Iwate
A.S.A.	Funabashi, Chiba
SA Carbon Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka
SK Oil Service	Tobata-ku, Kitakyushu, Fukuoka
SBC Techno Research Kyushu Corporation	Oita, Oita
NH International	Chuo-ku, Tokyo
NS Accounting Service Co., Ltd.	Chiyoda-ku, Tokyo
NS. L. Service Corp.	Tobata-ku, Kitakyushu, Fukuoka
NS Wind Power Hibiki	Wakamatsu-ku, Kitakyushu, Fukuoka
NS Energy Sodegaura Co., Ltd.	Chiyoda-ku, Tokyo
NS Construction	Chiyoda-ku, Tokyo
NS Solutions (Oita) Corporation	Oita, Oita
NS Solutions (Osaka) Corporation	Sakai, Osaka
NS Solutions (Kansai) Corporation	Himeji, Hyogo
NS Solutions (Kanto) Corporation	Futtsu, Chiba
NS Solutions (Chubu) Corporation	Tokai, Aichi
NS Solutions (Tokyo) Corporation	Chuo-ku, Tokyo
NS Solutions (Nishi Nihon) Corporation	Yawatahigasi-ku, Kitakyushu, Fukuoka
Nippon Steel Resource Net	Chiyoda-ku, Tokyo
NCI Systems Integration, Inc.	Nakano-ku, Tokyo
NCE Co., Ltd.	Koto-ku, Tokyo
ND Kigyo	Koto-ku, Tokyo
Area Service Inc.	Yawatahigasi-ku, Kitakyushu, Fukuoka
Elex Setsubi Service	Yawatanishi-ku, Kitakyushu, Fukuoka
Oita Setsubi Sekkei	Oita, Oita
Osaka Shinunyu Co., Ltd.	Nishinari-ku, Osaka, Osaka
Osaka Bussan Trading Co., Ltd.	Chuo-ku, Osaka, Osaka
Konan Corporation	Konan, Aichi
Sakako Corporation	Sakaide, Kagawa

Company name	Location
Satsukon Unyu	Higashi-ku, Sapporo, Hokkaido
Sanvilla	Yawatahigasi-ku, Kitakyushu, Fukuoka
Sankyou Kensetsu	Chiyoda-ku, Tokyo
Sanbinas Tachikawa	Tachikawa, Tokyo
Sanyo Drum Industrial	Kurashiki, Okayama
Sunrest	Tobata-ku, Kitakyushu, Fukuoka
Seaside Spa	Yawatahigasi-ku, Kitakyushu, Fukuoka
Nippon Steel Chemical Carbon Co., Ltd.	Chuo-ku, Tokyo
Shinnikka Environmental Engineering Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka
NSCC Trading Co., Ltd.	Shinagawa-ku, Tokyo
NSCC Techno- Carbon Co., Ltd.	Ohsato-cho, Kurokawa-gun, Miyagi
NSCC Polymer co., Ltd.	Yachiyo, Chiba
Nippon Steel Chemical Rock Wool Co., Ltd.	Shinagawa-ku, Tokyo
Nippon Steel Esment Kanto Co., Ltd.	Kimitsu, Chiba
Shin-Nittetsu Chubu Esment	Tokai, Aichi
Shin-Nihon Tekko	Yawatahigasi-ku, Kitakyushu, Fukuoka
Nippon Thermal Engineering Corporation	Yawatanishi-ku, Kitakyushu, Fukuoka
Nippon Bisphenol Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka
Nippon Phenol Co., Ltd.	Shinagawa-ku, Tokyo

Company name	Location
Hokkai Steel Works Co., Ltd.	Otaru, Hokkaido
Stainless Hikari	Hikari, Yamaguchi
Snowkus	Kamiisocho, Kamiiso-gun, Hokkaido
Spina Co., Ltd.	Yawatahigasi-ku, Kitakyushu, Fukuoka
Sekihoku Raw Concrete	Tomacho, Kamikawa-gun, Hokkaido
Taisei Raw Concrete	Taiseicho, Kuon-gun, Hokkaido
Daido Kenzai Kogyo	Chuo-ku, Osaka, Osaka
Daido Tekki	Amagasaki, Hyogo
Taihei Kigyo Co., Ltd.	Chuo-ku, Tokyo
Taiyo Techno Co., Ltd.	Chuo-ku, Tokyo

Company name	Location
Taiyo Koki	Chuo-ku, Tokyo
Taiyo Steel Products	Chuo-ku, Tokyo
Taiyo Trading	Chuo-ku, Tokyo

Company name	Location
Chukyo Seisen Co., Ltd.	Nishiharu-cho, Nishikasugai-gun, Aichi
Chyubu Kosan	Tahara-cho, Atsumi-gun, Aichi
Tsurumi Steel Tube Co., Ltd.	Iwaki, Fukushima
Tyest Life	Chiyoda-ku, Tokyo
Tetu Buil Co., Ltd.	Sakai, Osaka
Teletech Mediapark	Minato-ku, Tokyo
Tokai Color Co., Ltd.	Wakamatsu-ku, Kitakyushu, Fukuoka
Tokai Co-operative Power Company Inc.	Tokai, Aichi
Tokai Technoresearch Corporation	Tokai, Aichi
Tokai Special Steel Co., Ltd.	Tokai, Aichi
Tokyo Nichiun	Chuo-ku, Tokyo
Toto Engi	Yodogawa-ku, Osaka, Osaka
Tohto Kasei Co., Ltd.	Chuo-ku, Tokyo
Tohoku NS Solutions Corporation	Kamaishi, Iwate
Toyo Shipping	Chuo-ku, Tokyo
Toyonokuni NS Management	Oita, Oita
Toyohashi Koun Co., Ltd.	Toyohashi, Aichi
Toyohara Raw Concrete	Kamiiso-cho, Kamiiso-gun, Hokkaido
Nagoya Esment Co., Ltd.	Tokai, Aichi
NEEC System Technology	Chuo-ku, Tokyo
Nishikawa Raw Concrete	Nishikawa-cho, Nishimurayama-gun, Yamagata
Saikou Butsuryu	Uto, Kumamoto
Nichiun Co., Ltd.	Yawatahigasi-ku, Kitakyushu, Fukuoka
Nichiun Service Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka
Nichibutsu Service	Himeji, Hyogo
Nichiyoko Tech Service	Narashino, Chiba
Nikkan Seizou Business Co., Ltd.	Kawasaki-ku, Kawasaki, Kanagawa
Nikken Service Co., Ltd.	Koto-ku, Tokyo
Nikken Birukon Co., Ltd.	Koto-ku, Tokyo
Nikken Fence Industrial Co., Ltd.	Taito-ku, Tokyo
Nikken Plant	Chuo-ku, Tokyo
Nikken Metal Co., Ltd.	Chuo-ku, Tokyo
Nikko System	Chuo-ku, Tokyo
Nittai Corporation	Noda, Chiba
Company name	Location
Nittech Research Corporation	Himeji, Hyogo
Nittetsu Unyu Systems	Yawatahigasi-ku, Kitakyushu, Fukuoka

Company name	Location
Nittetsu Unyu Soko	Tobata-ku, Kitakyushu, Fukuoka
Nippon Steel Engineering Osaka Co., Ltd.	Sakai, Osaka
Nittetsu Chemical Engineering Co., Ltd.	Itabashi-ku, Tokyo
Nittetsu Chemical Engineering Kyushu Co., Ltd.	Yawatahigasi-ku, Kitakyushu, Fukuoka
Nittetsu Environmental Plant Service Corporation	Tobata-ku, Kitakyushu, Fukuoka
Japan Technical Information Service	Chiyoda-ku, Tokyo
Nittetsu Credit Co., Ltd.	Chiyoda-ku, Tokyo
Nittetsu Koukan Tusyo	Chuo-ku, Tokyo
Nittetsu Column Co., Ltd.	Naka-ku, Yokohama, Kanagawa
Nippon Steel Composite Corporation	Chuo-ku, Tokyo
Nippon Steel Civil Construction Co., Ltd.	Chuo-ku, Tokyo
Nippon Steel Technoresearch Corporation	Takatsu-ku, Kawasaki, Kanagawa
Nittetsu Drum Techno	Hanamigawa-ku, Chiba, Chiba
Nippon Steel Hardfacing Co., Ltd.	Chuo-ku, Tokyo
Nippon Steel Hyper-Metal Corporation	Tobata-ku, Kitakyushu, Fukuoka
Nittetsu Business Promote Oita Ltd.	Oita, Oita
Nittetsu Business Promote Osaka Ltd.	Sakai, Osaka
Nittetsu Business Promote Kansai Ltd.	Himeji, Hyogo
Nittetsu Business Promote Kanto Ltd.	Kimitsu, Chiba
Company name	Location
Nittetsu Business Promote Kitakyushu Ltd.	Yawatahigasi-ku, Kitakyushu, Fukuoka
Nittetsu Business Promote Chugoku Ltd.	Hikari, Yamaguchi
Nittetsu Business Promote Tokai Ltd.	Tokai, Aichi
Nittetsu Business Promote Hokkaido Ltd.	Muroran, Hokkaido
Nittetsu Hitachi Systems Engineering, Inc.	Chiyoda-ku, Tokyo
Nippon Steel Human Resources Development Co., Ltd.	Mihama-ku, Chiba, Chiba
Nittetsu Fine Products Co., Ltd.	Kamaishi, Iwate
Nittetsu Butsuryu Computer System, Co., Ltd.	Nakamura-ku, Nagoya, Aichi

Company name	Location
Nittetsu Butsuryu Computer System Oita	Oita, Oita
Nittetsu Butsuryu Computer System Himeji	Himeji, Hyogo
Nittetsu Plant Kensetsu	Tobata-ku, Kitakyushu, Fukuoka
Nittetsu Plant Designing Corporation	Tobata-ku, Kitakyushu, Fukuoka
Nittetsu Bridge	Wakamatsu-ku, Kitakyushu, Fukuoka
Nittetsu Corrosion Prevention Co., Ltd.	Chiyoda-ku, Tokyo
Nittetsu Hokkaido Control System Co.	Muroran, Hokkaido
Nippon Steel Bolten Co., Ltd.	Yukuhashi, Fukuoka
Nippon Micrometal Corporation	Iruma, Saitama
Nittetu Muroran Engineering Co., Ltd.	Muroran, Hokkaido
Nippon Steel Engineering Yawata Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka
Nittetsu Ryutsu Center	Koto-ku, Tokyo
Nitto Lite Co., Ltd.	Ashikaga, Tochigi
Nippo Marine	Chiyoda-ku, Tokyo
Nippon Elec Co., Ltd.	Meguro-ku, Tokyo
Nippon Contec Co. Ltd.	Chuo-ku, Tokyo
Nihon Steel Co., Ltd.	Kishiwada, Osaka
Nippon Styrene Monomer Co., Ltd.	Shinagawa-ku, Tokyo
Nippon Tubular Products Co., Ltd.	Nakatsu, Oita
Nippon Rock Wool Corporation	Shinagawa-ku, Tokyo
New Fuji	Muroran, Hokkaido
Niremikkusu	Muroran, Hokkaido
North Technoresearch Corporation	Muroran, Hokkaido
Company name	Location
Hard Kikou Co., Ltd.	Kisarazu, Chiba
Higashi-Nippon Butsuryu	Kamaishi, Iwate
Hirohata Kyodo Hatsuden	Himeji, Hyogo
Hirohata Kohan Industrial Co., Ltd.	Himeji, Hyogo
Fugaku Bussan Co., Ltd.	Minato-ku, Tokyo
Fujigawa Koki	Fujinomiya, Shizuoka
Fuji Kenzai	Kamiisocho, Kamiiso-gun, Hokkaido
Fuji Consultant	Muroran, Hokkaido
Fuji Sohan	Muroran, Hokkaido
Fuji Tekko Center	Mihama-ku, Chiba, Chiba
Fuji Truck	Muroran, Hokkaido
Blazers Sports Club Co., Ltd.	Sakai, Osaka
Hoei Koki	Fujinomiya, Shizuoka
Hokuhan Kinzoku	Ebetsu, Hokkaido

Company name	Location
Hokkai Koki Co., Ltd.	Ebetsu, Hokkaido
Hokkai Steel Service	Ebetsu, Hokkaido
Hokkaido NS Solutions Corporation	Muroran, Hokkaido
Hotel New Kanda	Chiyoda-ku, Tokyo
Marine Kosan	Chiyoda-ku, Tokyo
Miyano Kaiun	Chuo-ku, Tokyo
Yawata Computer Center	Yawatahigasi-ku, Kitakyushu, Fukuoka
U-Wa Tech Co., Ltd.	Chuo-ku, Tokyo
Yutaka Electronics Inc.	Bunsuimachi, Nishikanbara, Niigata
Yoyu	Chiyoda-ku, Tokyo
Yokohama Super Factory	Tsurumi-ku, Yokohama, Kanagawa
Life Building Service	Koto-ku, Tokyo
Rental All Sapporo	Shiraishi-ku, Sapporo, Hokkaido
Shanghai Nikken Dezhong Refining Steel Material Co., Ltd.	Shanghai, China
Shenzhen Meiyang Plastic Limited	Shenzhen, China
Dailan Nitto Plastic Molding Co., Ltd.	Dailan, China
Meiyang Hong Kong Limited	Hong Kong, China
Hosei Shipping S.A.	Panama City, Panama
Kazusa Shipping S.A.	Panama City, Panama
Kyomi Shipping S.A.	Panama City, Panama
Nippon Elec (Malaysia) Sdn. Bhd.	Selangor Darul Ehsan, Malaysia
Nippon Steel Australia Investment Limited	Sydney, N.S.W., Australia
Nippon Steel Brasil Investmento Limitada	Rio de Janeiro, Brazil
Nippon Steel International Finance (Netherlands) B.V.	Haarlem, Netherlands
Company name	Location
Nippon Steel-Kawada Bridge, Inc.	New York, New York, U.S.A.
Nippon Steel Newcastle Pty. Ltd.	Hamilton, N.S.W., Australia
Nippon Steel Plant & Machinery, Inc.	Wilmington, Del., U.S.A.
Nippon Steel PMD Industria Ltda.	Sao Paulo-SP, Brasil
Nippon Steel Transportation (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia
Nittetsu Micrometal Corporation Philippines	Batangas, Philippines
NL U.S.A. Co., Ltd.	Wilmington, Del., U.S.A.
NL Zama Corporation	New York, New York, U.S.A.

Company name	Location
NSCC Asia Ltd.	Hong Kong, China
NSCC Compounds (Malaysia) Sdn. Bhd.	Selangor Darul Ehsan, Malaysia
NS Finance, Inc.	Wilmington, Del., U.S.A.
Ns Finance III, Inc.	Wilmington, Del., U.S.A.
NS Invest, Inc.	Wilmington, Del., U.S.A.
Company name	Location
NS Invest II, Inc.	Wilmington, Del., U.S.A.
NS Kote, Inc.	Wilmington, Del., U.S.A.
NS Pipe Technology, Inc.	Wilmington, Del., U.S.A.
NS Sales, Inc.	Wilmington, Del., U.S.A
NS Tek, Inc.	Wilmington, Del., U.S.A
P. T. Nippon Steel Batam	Batam, Indonesia

Company name	Location
Offshore Service	
P. T. Nippon Steel Construction Indonesia	Jakarta, Indonesia
P. T. Yukata Electric Mfg. Indonesia	Sumatora Utara, Indonesia
Siam Nippon Steel Logistics Co., Ltd.	Bangkok, Thailand
SNP Parts Manufacturing Co., Ltd.	Rayong, Thailand
Yutaka Electric Mfg. (Malaysia) Sdn. Bhd.	Negeri Sembilan, Malaysia
Mt. Arthur Coal Partner	

Note:
Location of Mt. Arthur Coal Partner is not included as it is a partnership.

[Other affiliates accounted for by the equity method]

Company name	Company name
Urban Security	Denki Shizai Co., Ltd.
Asutemu Co., Ltd.	Toa Steel Structures Co., Ltd.
Isuzu Corporation	Tokai Steel Industries Co., Ltd.
NS and I System Service Corporation	Tokyo Econ Kentetsu Co., Ltd.
NS Okamura Corporation	Tokyo Iron & Steel Wharf Co., Ltd.
Oita Co-operative Thermal Power Company Incorporated	Toyo Styrene Co., Ltd.
Osaka Ekon Kentetsu Co., Ltd.	Tobata Co-operative Thermal Power Company, Inc.
The Osaka Port Terminal Co., Ltd.	Nanbu Plastics Co., Ltd.
Kazusa Shin Toshikaihatsu	Nishiki
Kansai Okamura Manufacturing Co., Ltd.	Nippon Crenol Co., Ltd.
Kanju Purehabu Kogyo	Nippon Civic Engineering Consultant Co., Ltd.
Kitakyushu Liquefied Natural Gas Company Inc.	Nihon Teppan Co., Ltd.
Kitakyushu Higashida Development Co., Ltd.	Japan Special Section Steel Co., Ltd.
Kimitsu Cooperative Thermal Power Company Inc.	Nilax Inc.
Kyushu Aromatics Co., Ltd.	Hirotetsu Unyu Co., Ltd.
Kyushu Reinetsu Transportation Co., Ltd.	Hirohata Denjiko Center Co., Ltd.
Keiyo Tekko Futo Co., Ltd.	Hokkaido High Information Technology Center Co., Ltd.
Kowa Seiko Co., Ltd.	Micron Co., Ltd.
Komatsu Shearing Co., Ltd.	Makuhari Town Center Co., Ltd.
Sakai Kyodo Power Company, Inc.	Makuhari Techno-Garden Co., Ltd.
Sustech Corporation	Matsubishi Metal Industry Co., Ltd.
Sun Chemical Co., Ltd.	Maruko Daika Securities Co., Ltd.
Shikoku Kouhatsu	Mitsui Bussan Coil Center Co., Ltd
Japan Development, Inc.	Unifus Aluminum Co., Ltd.
Tsuda Corporation	Kumho P&B Chemicals, Inc.
Shin-Nikka Thermal Ceramics	Kukdo Chemical Co., Ltd.
Shin Nippon Koki Co., Ltd.	Cape Lambert Iron Associates
Sky Aluminum Co., Ltd.	Companhia Nipo-Brasileira de Pelotização
Steelcenter Co., Ltd.	I/N Kote
DNP Ellio Printing Co., Ltd.	I/N Tek
Taiyo Chemical	Nippon Marine International S.A.
Taiyo Service	P.T. Fumira
Taiyo Shearing Co., Ltd.	Pannawonica Iron Associates
Tetsugen Corporation	UNIGAL Ltda.

b. Changes in the subsidiaries and the affiliates during the consolidated interim term are as follows:
1) New inclusion in the subsidiaries and the affiliates
(1) Other consolidated subsidiaries

Company name	Location
NS Energy Nobeoka Co., Ltd.	Chiyoda-ku, Tokyo
Kansai Auto-Recycle	Himeji, Hyogo
Kitakyushu Eco-Energy	Wakamatsu-ku, Kitakyushu, Fukuoka
Sumiyo Corporation	Kashiwa, Chiba
Nippon Steel & Sumikin Welding Co., Ltd.	Chuo-ku, Tokyo
Y·S·F Consulting	Chiyoda-ku, Tokyo

(2) Other affiliates accounted for by the equity method

Company name
Shinnka Steel
Nishi-Nippon PET-Bottle Recycle Co., Ltd.

2) Exclusion from the affiliates
(1) Exclusion from major affiliates accounted for by the equity method

Company name	Location
Kyushu Refractories Co., Ltd.	Bizen, Okayama

(2) Exclusion from other consolidated subsidiaries

Company name	Location
NS Solutions Osaka Corporation	Sakai, Osaka
Taiyo Koki	Chuo-ku, Tokyo
Taiyo Techno Co., Ltd.	Chuo-ku, Tokyo
Teletech Mediapark	Minato-ku, Tokyo
Taiyo Trading	Chuo-ku, Tokyo
Nittetsu Ryutsu Center	Koto-ku, Tokyo
Nippon Steel Australia Investment Limited	Sydney, N.S.W., Australia
Mt. Arthur Coal Partner	

Note:
Location of Mt. Arthur Coal Partner is not included as it is a partnership.

(3) Exclusion from other subsidiaries accounted for by the equity method

Company name
Taiyo Service

Of the subsidiaries owned by the Corporation at the end of this consolidated interim term (September 30, 2001), the companies for which their stock is listed (or are going public) on any of the domestic stock exchanges are as follows:

Company name	Stock exchange where listed
Osaka Steel Co., Ltd.	First Section of the Tokyo Stock Exchange; First Section of the Osaka Securities Exchange
Nittetsu Steel Pipe Co., Ltd.	Second Section of the Tokyo Stock Exchange
Nippon Steel Logistics Co., Ltd.	Second Section of the Tokyo Stock Exchange
Nippon Steel Drum Co., Ltd.	Second Section of the Tokyo Stock Exchange
Daido Steel Sheet Corporation	First Section of the Tokyo Stock Exchange; First Section of the Osaka Securities Exchange
Nippon Steel Chemical Co., Ltd.	First Section of the Tokyo Stock Exchange

Note:
On October 11, 2002, NS Solutions Corporation, a subsidiary of Nippon Steel, was listed on the First Section of the Tokyo Stock Exchange.

2. Management Policies

Nippon Steel formulated the Medium-Term Consolidated Business Plan (fiscal 2000 to fiscal 2002) in which the following priorities were set forth.

- Formation of Tough Group Structure
- Establishment of Solid Steelmaking Business Foundation
- Structural Strengthening of Engineering, System Solutions and Other Major Business Sectors
- Priority Technical Development for Greater Corporate Competitiveness
- Positive Contribution to Environmental Protection and Recycling Promotion

Nippon Steel maintains a policy of consistently rewarding its shareholders with stable dividends, taking into account capital requirements for reinforcing management structure, operating results for the corresponding fiscal period and future perspectives.

In order to improve the efficiency and fairness of its corporate management, Nippon Steel also lays stress on adjusting its organization and business operating rules, and is vigorously translating them into practice. As for corporate auditors, Nippon Steel already has outside auditors, who account for half of the corporate auditors.

In addition to achieving these management targets, Nippon Steel will continue to be a trustworthy company through its fair business management.

3. Operating Results and Financial Situations

(1) Overview of Period under Review

The Japanese economy remained stagnant during the first half of fiscal 2002 (April 1 to September 30, 2002), due largely to continued weakness in consumer spending and private capital investment. This, together with a retrenchment in public works expenditures, combined to more than offset an increase in export activity that reflected improved business conditions overseas.

In this harsh operating environment, Nippon Steel and its group companies en bloc vigorously exerted managerial efforts. An overview of consolidated business operating performance, by sector, in the first half of fiscal 2002 follows.

Consolidated Operating Performance by Sector for the First Half of Fiscal 2002

(Billions of yen)

Business sector	Net Sales		Operating profit (loss)	
	First half of fiscal 2002	First half of fiscal 2001	First half of fiscal 2002	First half of fiscal 2001
Steelmaking and steel fabrication	935.7	898.6	37.2	15.8
Engineering and construction	93.0	99.5	(4.2)	(0.4)
Urban development	31.5	59.6	(0.2)	8.1
Chemicals and nonferrous materials	170.5	161.4	5.3	4.2
System solutions	68.8	68.1	4.5	4.8
Other businesses	38.0	26.2	(1.2)	(0.8)
Total	1,337.7	1,313.8	41.3	31.8
Elimination of intersegment transactions	(86.8)	(105.2)	0	0.8
Consolidated total	1,250.9	1,208.5	41.3	32.6

• Steelmaking and Steel Fabrication

Although domestic demand remained sluggish in general, with a few exceptions such as automobile, steel exports rose on the strength of a strong overseas demand particularly in China and other Asian countries.

National crude steel output totaled 54.63 million tons for the first half of fiscal 2002, a gain of 2.42 million tons over the corresponding period of the previous year. Nippon Steel's production during the same period reached 15.00 million tons—an increase of 1.72 million tons.

In steelmaking and steel fabrication, Nippon Steel gave priority to improving steel prices in order to recover

profits as early as possible. To that end, the company exercised prudence in tuning production and shipping to match moves in demand and inventory levels, while also aggressively implementing cost-cutting and other measures to improve profitability.

Nippon Steel also continued to emphasize the promotion of alliances with both domestic and overseas companies. Among those with foreign steelmakers, agreements for specific collaborative measures were gradually implemented between Nippon Steel and POSCO of Korea and between Nippon Steel and Arcelor of the EU. In addition, in China, a joint venture was established in the business of constructing steel-framed houses, equity investment with a customer in a motor manufacturing and sales company is being considered, and other approaches aimed at expanding sales of steel products in China have been initiated and are under steady development. Domestically, in November 2002, Nippon Steel announced cross share holdings with Sumitomo Metal Industries, Ltd. and Kobe Steel, Ltd. to enhance its alliances with both. Nippon Steel and Sumitomo Metal Industries, Ltd. also began discussions about integrating the stainless steel businesses of both companies by the target date of October 2003.

Among companies in the Nippon Steel group, the following business integrations were implemented. Nippon Steel Logistics Co., Ltd. and Nittetsu Ryutsu Center, consolidated subsidiaries of Nippon Steel, merged on April 1, 2002. On May 23, 2002, Kyushu Refractories Co., Ltd., a former affiliate accounted for by the equity method, became a subsidiary of Krosaki Harima Corporation, another affiliate of Nippon Steel accounted for by the equity method. On July 1, 2002, Nippon Steel Welding Products & Engineering Co., Ltd., a consolidated subsidiary of Nippon Steel, and Sumikin Welding Industries, Ltd., a consolidated subsidiary of Sumitomo Metal Industries, Ltd., integrated their businesses of welding materials and equipment by jointly establishing a new company named Nippon Steel & Sumikin Welding Co., Ltd. through corporate split. On October 1, 2002, Daido Steel Sheet Corporation and Taiyo Steel Co., Ltd., consolidated subsidiaries of Nippon Steel, integrated their businesses of manufacture and sale of galvanized steel, painted steel and structural materials such as panels under the new company name of Nittetsu Steel Sheet Corporation.

Consolidated sales in this sector during the first half of fiscal 2002 showed a gain of ¥37.1 billion over the corresponding term of the previous year (¥898.6 billion), bringing the total to ¥935.7 billion. This was due mainly to increased production and sales supported by active exports. Consolidated operating profits also rose to ¥37.2 billion, a gain of ¥21.4 billion over the corresponding term of the previous year (¥15.8 billion).

• Engineering and Construction

In the environmental field, an order was booked for a PCB-treatment plant associated with an eco-town project in Kitakyushu. In the area of building construction, this sector has enhanced its approach to projects implemented through private finance initiatives (PFI), e.g. by participating in a medical center improvement and management project in Kochi. Meanwhile, in the area of iron and steelmaking plants, successes were recorded in overseas business operations. These included the receipt in succession of orders for steel sheet-treating lines in China and for oil/natural gas development projects in Sakhalin (Russia) and Southeast Asia where there is a boom in energy and resources development.

However, a decline in orders received for large-scale projects such as were seen in previous years affected the business performance of this sector. Consolidated sales during the first half of fiscal 2002 declined to ¥93.0 billion (¥99.5 billion in the corresponding period of the previous year), and the consolidated operating loss was ¥4.2 billion (a loss of ¥0.4 billion in the corresponding period of the previous year).

• Urban Development

In April 2002, Nippon Steel transferred all the operations of its Urban Development Division to Nippon Steel City Produce, Inc., a wholly-owned subsidiary, in an effort to enhance its real estate business. By solidly integrating the know-how and networks of these two entities, Nippon Steel is striving to strengthen its profitability as a unique urban developer.

As a result of a slowdown in housing demand and other adverse factors in the first half of fiscal 2002, consolidated sales in the urban development sector fell to ¥31.5 billion (¥59.6 billion in the corresponding period of the previous year), and consolidated operating results recorded a loss of ¥0.2 billion (a profit of ¥8.1 billion in the corresponding period of the previous year).

• Chemicals and Nonferrous Materials

In the midst of spiraling costs for raw materials due to the continuing high crude oil prices, the operating environment remained harsh for the chemicals business. Nevertheless, favorable factors such as higher market

prices for styrene monomer and a substantial increase in sales due to increased production capacity and expanded areas of application for ESPANEX, an adhesive-free copper-clad laminated sheet for flexible printed circuit boards—combined to enable the chemical business to post profits virtually equal to the previous half-year term.

The production capacity for ESPANEX has steadily been reinforced to meet the robust demand. By the autumn of 2003 current capacity will be redoubled with the high expectation that the steady expansion in areas of application will accelerate the growth of demand.

In the new materials business, at a time when market prices showed no improvement in IT-related industries, the business results for fine ceramics and power-source equipment for electronic devices also remained sluggish. Still, there was a gradual recovery in the semiconductor bonding wire market from the serious plunge of the previous year and a firm tone continued for the sale of metal catalyst carriers used in treating automobile emissions. Overall, the new materials business posted an increase in sales.

In titanium operations, primary emphasis was placed on an aggressive entry into automobile applications and other new markets, in addition to servicing the traditional areas of chemicals, power plants and products for consumer use. Thus, Nippon Steel retained its place as one of the leading makers of rolled titanium products, while at the same time exerting utmost efforts to expand its business in this area.

As a result, consolidated sales in the chemicals and nonferrous materials sector as a whole rose to ¥170.5 billion (compared to ¥161.4 billion in the corresponding period of the previous year), and consolidated operating profits rose to ¥5.3 billion (¥4.2 billion).

• System Solutions

In October 2002, NS Solutions Corporation, a consolidated subsidiary of Nippon Steel, was listed on the Tokyo Stock Exchange. For NS Solutions, this represented a big step toward securing the funds necessary for expanding operations and enhancing its presence in the system solutions market. Concurrently, NS Solutions' shares held by Nippon Steel were sold to the public (proportion of Nippon Steel's share holdings after listing of NS Solutions: 72.2%).

Generally, enterprises today are wary of investing in information systems. NS Solutions, however, has already gained a market reputation for its advanced technological capabilities and its business performance has continued firm.

Consolidated sales in the system solutions sector in the first half of fiscal 2002 amounted to ¥68.8 billion (¥68.1 billion in the corresponding term of the previous year), and consolidated operating profits leveled off at ¥4.5 billion (¥4.8 billion), due primarily to expenditures for office move along with operation expansion and nonrecurring charges for the listing of NS Solutions.

• Other Businesses: Electric Power Supply, Service and Others

In the electric power supply business, the Oita Works of Nippon Steel joined existing providers Yawata, Hirohata, Kamaishi and Muroran Works by commencing its own wholesale supply of electricity in April 2002. In addition, Nippon Steel commenced a wind-generated power supply in the Hibikinada district of Kitakyushu in October 2002. Nippon Steel is also pursuing new business opportunities in the fields of the retail sale of electricity and the supply of liquefied natural gas.

With regard to service operations and other businesses, Nippon Steel Trading Co., Ltd., an affiliate accounted for by the equity method, implemented in July 2002 a reduction of nearly all of its capital (not accompanied by a reduction in the number of shares issued) and undertook a capital increase in which Nippon Steel subscribed for ¥10.0 billion of non-voting preferred shares. Further, in October 2002, Nippon Steel Trading undertook a capital increase in which Mitsui & Co., Ltd. subscribed for approximately ¥1.5 billion of ordinary shares and approximately ¥1.0 billion of non-voting ordinary shares.

Consolidated sales in the other businesses sector during the period totaled ¥38.0 billion (¥26.2 billion in the corresponding period of the previous year), and consolidated operating losses totaled ¥1.2 billion (a loss of ¥0.8 billion).

• Operating Revenues

Consolidated sales for the first half of fiscal 2002 came to ¥1,250.9 billion, a gain of ¥42.3 billion over the corresponding term of the previous year (¥1,208.5 billion). Consolidated operating profit was ¥41.3 billion, an

increase of ¥8.7 billion (¥32.6 billion), and the consolidated ordinary profit was ¥12.6 billion, a gain of ¥4.0 billion (¥8.6 billion). However, due to a special loss of ¥11.6 billion, the consolidated net income before income taxes and minority interest for the first half of fiscal 2002 decreased to ¥1.0 billion, a decline of ¥7.5 billion from the corresponding term of a year earlier (¥8.5 billion).

After subtracting ¥7.8 billion as income taxes-current, adding ¥1.7 billion as income taxes-deferred, and adding a minority interest in the net income (loss) of consolidated subsidiaries, the consolidated net loss for the first half of fiscal 2002 was ¥5.0 billion (compared to a net income of ¥0.5 billion in the corresponding term of a year earlier).

Nippon Steel's non-consolidated operating results for the first half of fiscal 2002 benefited largely from the increase in export-led production and shipments in the steelmaking and steel fabrication sector. Non-consolidated sales totaled ¥816.8 billion, a gain of ¥32.1 billion over the corresponding term of the previous year (¥784.7 billion); the non-consolidated operating profit came to ¥25.0 billion, an increase of ¥5.5 billion (¥19.4 billion); and the non-consolidated ordinary profit was ¥8.4 billion, a gain of ¥6.7 billion (¥1.7 billion). After posting special loss of ¥9.4 billion, the non-consolidated net loss after income taxes for the first half of fiscal 2002 was ¥1.4 billion (compared to net income of ¥1.4 billion in the corresponding term of a year earlier).

Under these circumstances, Nippon Steel decided not to pay mid-term dividends for the first half of fiscal 2002.

• The Interim Statement of Assets, Liabilities, Shareholders' Equity and Cash Flows

Nippon Steel's consolidated total assets at the end of the first half of fiscal 2002 decreased ¥118.3 billion from the ¥4,030.5 billion posted at the end of fiscal 2001 to ¥3,912.2 billion. This was attributable primarily to a ¥105.6 billion decrease in notes receivable and accounts receivable due to seasonal factors in the engineering and construction sector and others and also to a decline of ¥31.7 billion in securities investments incurred by a decrease in the latent profit of listed stocks caused by declining market values.

Consolidated total liabilities at the end of the first half of fiscal 2002 amounted to ¥2,973.1 billion, a decrease of ¥84.7 billion from the figure at the end of fiscal 2001 (¥3,057.8 billion). This was attributable mainly to a reduction of ¥35.2 billion in notes payable and accounts payable due to seasonal factors in the engineering and construction sector and others and to a reduction of ¥62.3 billion in accrued expenses.

Shareholders equity at the end of the first half of fiscal 2002 decreased ¥33.6 billion from the level at the end of fiscal 2001 (¥907.1 billion) to ¥873.4. This decrease resulted mainly from a consolidated net loss of ¥5.0 billion for the first half of fiscal 2002, cash dividends of ¥10.2 billion paid through the appropriation of fiscal 2001's net income and a loss of ¥15.2 billion upon the revaluation of available-for-sale securities.

Cash flows from operating activities during the first half of fiscal 2002 resulted in a total income of ¥133.5 billion (¥59.2 billion in the corresponding term of a year earlier). This total was obtained by adding ¥1.0 billion in consolidated net income before income taxes and minority interest for the first half of fiscal 2002, ¥95.9 billion in depreciation and amortization and ¥105.9 billion in cash arising from reductions in notes and accounts receivable; subtracting ¥27.7 billion of decrease in notes and accounts payable, etc.; and adding and subtracting payments for enterprise taxes and other items.

Cash flows from investment activities recorded a total expenditure of ¥124.4 billion (¥78.0 billion in the corresponding term of a year earlier), mostly accounted for by outlays of ¥122.1 for the acquisition of tangible and intangible fixed assets.

Free cash flows of ¥9.0 billion arising from the above plus ¥9.5 billion saved by reduction in cash and cash equivalents came to a combined total of ¥18.6 billion. This was appropriated for a cash dividend of ¥10.2 billion and others.

As a result, at the end of the first half of fiscal 2002, loans, bonds and notes etc. amounted to ¥2,018.8 billion and cash and cash equivalents ¥64.6 billion, respectively.

(2) Outlook for Fiscal 2002

Domestic business recovery is proceeding much more slowly than expected, and the concern today is for a slowdown in U.S. economic activity. As a result, Nippon Steel expects that the harsh business environment will continue through the latter half of fiscal 2002. Although the prospect for domestic steel inventories is improving as they return to adequate levels, little hope exists for recovery of steel demand in most of steel-using industries. Some concerns are also arising in the export market. This is because steel inventory accumulation in Asia seems to

have fully run its course in the first half of the year and because of the effects of the steel safeguard measures introduced by China.

Nippon Steel remains determined to give top priority to improving steel prices and to fine-tuning production and shipping in light of forecasted demand and inventory levels, while also aggressively cutting costs and implementing other profitability improvement measures. Nippon Steel and its group companies, with concerted endeavors, intend to make utmost efforts toward further strengthening of the profitability of their businesses.

Nippon Steel's full-year projections for consolidated operating performance for fiscal 2002 (April 2002 to March 2003) are: consolidated sales of approximately ¥2,660.0 billion (¥2,581.3 billion in the previous year); consolidated operating profits of approximately ¥125.0 billion (¥73.0 billion); consolidated ordinary profits of approximately ¥75.0 billion (¥16.7 billion); and a consolidated net income of approximately ¥25.0 billion (a loss of ¥28.4 billion).

On a non-consolidated basis, Nippon Steel expects to achieve full-year sales of approximately ¥1,730.0 billion (¥1,681.4 billion in the previous year); operating profits of approximately ¥80.0 billion (¥31.7 billion); ordinary profits of approximately ¥40.0 billion (¥0.7 billion); and a net income of approximately ¥25.0 billion (a net loss of ¥28.1 billion). There are concerns, however, about the effects of the moves of the stock market, financial market and some other economic uncertainties.

4. Consolidated Balance Sheets

(Millions of yen)

Account	As of September 30, 2002	As of March 31, 2002	As of September 30, 2001
Current assets	**1,211,788**	1,303,950	**1,285,935**
Cash and bank deposits	**63,564**	74,343	**95,313**
Notes and accounts receivable – trade	**299,090**	404,708	**346,204**
Marketable securities	**2,958**	1,255	**4,612**
Inventories	**608,191**	591,307	**662,768**
Deferred tax assets	**31,666**	40,331	**18,519**
Other	**207,118**	193,209	**159,461**
Allowance for doubtful accounts	**(801)**	(1,205)	**(944)**
Fixed assets	**2,700,469**	2,726,645	**2,791,375**
Tangible fixed assets	**1,808,235**	1,801,648	**1,801,979**
Buildings and structures	**510,741**	515,005	**520,960**
Machinery and equipment	**846,050**	815,647	**797,960**
Land	**362,390**	350,515	**342,035**
Other	**89,053**	120,479	**141,022**
Intangible fixed assets	**13,639**	15,474	**20,843**
Investments and others	**878,595**	909,522	**968,552**
Investments in securities	**618,625**	650,355	**707,642**
Long-term loans receivable	**158,643**	164,876	**166,567**
Deferred tax assets	**50,866**	41,123	**41,500**
Other	**63,375**	64,686	**65,699**
Allowance for doubtful accounts	**(12,916)**	(11,519)	**(12,857)**
Total assets	**3,912,258**	4,030,596	**4,077,311**

(Millions of yen)

Account	As of September 30, 2002	As of March 31, 2002	As of September 30, 2001
Current liabilities	**1,676,046**	1,743,646	1,705,762
Notes and accounts payable – trade	**280,065**	315,348	308,436
Short-term loans	**744,850**	721,097	774,707
Commercial paper	**114,000**	116,000	95,000
Bonds and notes due within one year	**112,454**	112,508	85,000
Accrued expenses	**206,418**	268,773	216,695
Reserve for estimated loss on shut down of steel production facilities	**—**	—	3,667
Other	**218,257**	209,919	222,254
Long-term liabilities	**1,297,080**	1,314,241	1,393,688
Bonds and notes	**275,000**	275,000	385,000
Convertible bonds	**109,110**	109,433	112,620
Long-term loans	**663,463**	676,747	656,722
Deferred tax liabilities	**42,094**	50,162	26,601
Accrued pension and severance costs	**120,946**	116,930	112,198
Reserve for repairs for blast furnaces	**50,054**	49,253	65,869
Other	**36,411**	36,713	34,676
Total liabilities	**2,973,127**	3,057,888	3,099,450
Minority interest in consolidated subsidiaries	**65,668**	65,557	65,614
Common stock	**419,524**	419,524	419,524
Additional paid-in capital	**105,518**	105,518	105,518
Retained earnings	**325,406**	338,565	368,031
Reserve for revaluation of land	**5,491**	7,488	6,506
Unrealized gains on available-for-sale securities	**39,685**	54,898	33,760
Foreign currency translation adjustments	**(20,621)**	(18,822)	(21,095)
	875,005	907,172	912,246
Less: Treasury stock, at cost	**(1,541)**	(21)	—
Total shareholders' equity	**873,463**	907,150	912,245
Total liabilities and shareholders' equity	**3,912,258**	4,030,596	4,077,311

5. Consolidated Statements of Income

(Millions of yen)

Account	For the 6-month period ended September 30		For the year ended March 31,
	2002	2001	2002
Net sales	**1,250,940**	1,208,581	2,581,399
Cost of sales	**(1,080,426)**	(1,042,491)	(2,245,335)
Selling, general and administrative expenses	**(129,142)**	(133,443)	(263,020)
Operating costs and expenses	**(1,209,569)**	(1,175,934)	(2,508,355)
Operating profit	**41,370**	32,646	73,044
Interest and dividend income	**4,147**	6,556	7,047
Miscellaneous	**5,849**	4,442	14,174
Non-operating profit	**9,997**	10,999	21,222
Interest expenses	**(15,383)**	(17,929)	(32,904)
Equity in net loss of unconsolidated subsidiaries and affiliates	**(3,497)**	(747)	(12,452)
Miscellaneous	**(19,807)**	(16,338)	(32,163)
Non-operating loss	**(38,688)**	(35,015)	(77,521)
Non-operating profit and loss	**(28,691)**	(24,016)	(56,298)
Ordinary profit	**12,679**	8,630	16,746
Gain on sales of tangible fixed assets	**1,674**	8,707	15,626
Gain on sales of investments in securities and investments in subsidiaries and affiliates	—	256	2,234
Gain on contribution of securities to employee retirement benefit trust	—	1,898	22,367
Release of reserve for repairs for blast furnaces	—	—	14,690
Special profit	**1,674**	10,862	54,918
Loss on disposal of tangible fixed assets and other assets	**(940)**	(970)	(7,732)
Loss on valuation of investments in securities	**(3,693)**	(1,767)	(72,952)
Special retirement allowances for voluntary retirement	**(3,801)**	(3,918)	(8,134)
Amortization of transition obligation in respect of new accounting standard for retirement benefits	**(2,254)**	(2,564)	(6,166)
Reserve for doubtful accounts	**(1,523)**	(498)	(498)
Loss on relinquishment of the entrusted portion of the pension fund	**(1,118)**	—	—
Loss on business restructuring	—	(1,174)	(1,259)
Special loss	**(13,332)**	(10,893)	(96,744)
Income (loss) before income taxes and minority interest	**1,021**	8,598	(25,079)
Income taxes – current	**(7,884)**	(9,642)	(19,062)
Income taxes – deferred	**1,778**	2,075	15,257
Minority interest in net income (loss) of consolidated subsidiaries	**14**	(510)	482
Net income (loss)	**(5,069)**	520	(28,402)

6. Additional Paid-in Capital and Retained Earnings

(Millions of yen)

Account	For the 6-month period ended September 30		For the year ended March 31,
	2002	2001	2002
(Additional paid-in capital)			
Additional paid-in capital at the beginning of the term	**105,518**	105,518	105,518
Additional paid-in capital at the end of the term	**105,518**	105,518	105,518
(Retained earnings)			
Retained earnings at the beginning of the term	**338,565**	378,282	378,282
Net income	—	520	—
Increase due to the change in the companies consolidated	**154**	—	168
Increase due to reversal of reserve for revaluation of land	**2,062**	—	—
Increase of retained earnings	**2,217**	520	168
Net loss	**(5,069)**	—	(28,402)
Cash dividends	**(10,210)**	(10,210)	(10,210)
Directors' and corporate auditors' bonuses	**(96)**	(87)	(86)
Decrease due to reversal of reserve for revaluation of land	—	(473)	(1,185)
Decrease of retained earnings	**(15,375)**	(10,771)	(39,885)
Retained earnings at the end of the term	**325,406**	368,031	338,565

7. Consolidated Statements of Cash Flows

(Millions of yen)

Account	For the 6-month period ended September 30 2002	For the 6-month period ended September 30 2001	For the year ended March 31, 2002
Cash flows from operating activities			
Income (loss) before income taxes and minority interest	**1,021**	8,598	(25,079)
Depreciation and amortization	**95,964**	94,657	197,336
Interest and dividend income (accruals basis)	**(4,147)**	(6,556)	(7,047)
Interest expenses (accruals basis)	**15,383**	17,929	32,904
Exchange losses (gains) on foreign currency transactions	**4,211**	1,334	(3,174)
Amortization of excess of cost over the underlying net equity of investments in subsidiaries and affiliates	**(360)**	1,042	2,197
Equity in net income (loss) of unconsolidated subsidiaries and affiliates	**3,497**	747	12,452
Gain (loss) on sales of investments in securities	**(1,198)**	(407)	(1,562)
Loss on valuation of investments in securities	**3,257**	1,412	72,336
Amortization of transition obligation in respect of new accounting standard for retirement benefits	**2,254**	2,564	6,166
Gain on contribution of securities to employee retirement benefit trust	**—**	(1,898)	(22,367)
Loss on disposal of tangible and intangible fixed assets	**2,114**	3,259	7,279
Gain on sales of tangible and intangible fixed assets	**(1,784)**	(8,407)	(15,894)
Changes in reserve for doubtful accounts	**994**	(1,313)	(113)
Changes in notes and accounts receivable-trade	**105,999**	112,607	53,870
Changes in inventories	**(19,373)**	(47,023)	17,601
Changes in notes and accounts payable-trade	**(27,740)**	(6,455)	738
Other	**(25,304)**	(54,718)	(30,858)
	154,789	117,376	296,784
Interest and dividend income (cash basis)	**5,046**	8,485	8,396
Interest expenses (cash basis)	**(15,633)**	(17,347)	(33,674)
Income taxes (cash basis)	**(10,688)**	(49,232)	(55,864)
Cash flows from operating activities	**133,514**	59,281	215,642
Cash flows from investing activities			
Acquisition of investments in securities	**(14,412)**	(678)	(5,897)
Proceeds from sales of investments in securities	**10,073**	3,720	14,650
Acquisition of tangible and intangible fixed assets	**(122,156)**	(93,795)	(199,285)
Proceeds from sales of tangible and intangible fixed assets	**13,731**	17,194	28,917
Other	**(11,654)**	(4,471)	(3,750)
Cash flows from investing activities	**(124,417)**	(78,030)	(165,365)
Cash flows from financing activities			
Net increase(decrease) in short-term loans	**14,407**	14,401	(39,647)
Proceeds from commercial paper	**(2,000)**	75,000	96,000
Proceeds from long-term loans	**31,976**	12,270	86,785
Payments of long-term loans	**(38,516)**	(67,220)	(122,169)
Redemption of bonds and notes	**(377)**	(30,144)	(115,823)
Cash dividends	**(10,210)**	(10,210)	(10,210)
Other	**(9,084)**	(304)	1,011
Cash flows from financing activities	**(13,805)**	(6,207)	(104,054)
Effect of exchange rate changes on cash and cash equivalents	**(4,883)**	(701)	4,184
Net decrease in cash and cash equivalents	**(9,592)**	(25,658)	(49,592)
Cash and cash equivalents at the beginning of the term	**74,194**	123,910	123,910
Increase (decrease) from the change in companies consolidated	**77**	(154)	(123)
Cash and cash equivalents at the end of the term	**64,680**	98,098	74,194

Notes to the Consolidated Interim Financial Statements

I. Basis of Presenting the Consolidated Interim Financial Statements

1. Scope of Consolidation and Application of the Equity Method
The consolidated interim financial statements include the accounts of Nippon Steel Corporation and its 252 subsidiaries. The equity method was applied to the equity of 87 of its affiliates.

2. Interim Closing Date of the Consolidated Subsidiaries
Certain consolidated subsidiaries including Nippon Steel U.S.A, Inc., have interim closing dates, either June 30 or August 31, different from the consolidation interim closing date, which is September 30. These companies are consolidated after making adjustments to reflect any material transactions that might take place between their interim closing date and September 30 of each year. Tokai Special Steel Co., Ltd., included in the consolidated subsidiaries from the March 2002 term, has its closing date on May 31 and thus the company is consolidated after making temporary settlement of accounts in conformity with the company's regular settlement of accounts.

3. Accounting Standard
(1) Valuation basis and method for significant assets
a. Marketable securities including investments in securities
Debt securities held to maturity: Amortized cost method (Straight-line method)
Other securities: Marketable securities are valued by market price method according to the market price, etc., on the interim closing date (the difference in revaluation is included in shareholders' equity and the cost of selling is calculated by the moving average method), and other unquoted securities are valued at cost determined by the moving average method.

b. Inventories
Inventories are mainly valued at the cost method determined by periodic average method.

(2) Depreciation method for significant depreciable assets
a. Tangible fixed assets
The declining balance method is mainly adopted. The major assets to which the straight-line method is applied are all the tangible fixed assets of Nippon Steel Chemical Co., Ltd., which is a consolidated subsidiary.

However, the Corporation has changed the depreciation method of buildings (excluding leasehold improvement and auxiliary facilities' attached to buildings) that were acquired on and after April 1, 1998, to the straight-line method.

Major durable years are as follows.
Buildings and structures: 7~60 years
Machinery and transportation equipment: 4~20 years

b. Intangible fixed assets
Amortization is generally computed on the straight-line method. For purchased software that is a commercially completed product and software for which a contract has been concluded for the receipt of a usage charge, through leasing to a third party, the straight-line method on the basis of the software's period of intracompany use (five years) is adopted.

(3) Accounting basis for significant reserves
a. Allowance for doubtful accounts
To prepare for credit losses, the reserve for doubtful accounts is provided, in accordance with the actual write-off rate, at the maximum amount deductible under the Corporate Tax Law plus additional special provisions estimated by the Corporation for certain doubtful accounts.

b. Accrued pension and severance costs
To provide for the future payment of retirement benefits to employees, the Corporation provides for the accrued pension and severance costs at an amount equivalent to the sum deemed to have been produced as of the end of this consolidated interim term, based on the estimated forthcoming payments as of the end of this consolidated interim term under the Corporation's retirement and pension benefit plans. The amortization of the transition

obligation as a result of the implementation of a new accounting standard for the retirement benefits existed at the beginning of fiscal 2000 has been collectively written off at the interim term of fiscal 2000 by the Corporation and some of its consolidated subsidiaries by establishing employee retirement benefit trusts, and the remaining amount is generally amortized by the straight-line method over five years.

The past service costs are amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accruial of each consolidated fiscal year (14 years for the Corporation, approximately 1~ 5 years for its consolidated subsidiaries).

The actuarially computed difference is amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accrual of each consolidated fiscal year (14 years for the Corporation, 7~15 years for its consolidated subsidiaries), starting mainly with the following term of accrual.

c. Reserve for repair for blast furnaces
The Corporation records the reserve for repair for blast furnaces, hot blast stoves and ships considering the past repairs to provide for regular large-scale repairs.

(4) Accounting for significant leases
Finance lease contracts other than those through which the ownership of the leased assets is to be transferred to lessees, are mainly accounted for by a method similar to the operating lease method.

(5) Hedge accounting method
a. Hedge accounting method
Deferred hedge accounting is adopted. Foreign exchange forward contracts to hedge trades in foreign currency and long-term receivables and payables in foreign currencies meeting the appropriation requirement are appropriated, and interest rate swaps meeting the special treatment requirement are specially treated.

b. Hedging means and the transactions to be hedged
Foreign exchange forward contracts: Trades in foreign currency, long-term receivables and payables in foreign currencies and anticipated transactions
Interest rate swaps: Loans and corporate bonds
Commodity transactions in futures: Payables in nickel purchasing and anticipated transactions

c. Hedging policy
The Corporation hedges the risk exposure of its derivative financial instruments from fluctuations in interest rates or foreign exchange in accordance with an internal rule ("Management policy and procedure manual on derivatives"). The rule allows the Corporation to use derivative financial instruments limited to the actual demand transactions under the policy that the Corporation does not use them for any speculative trading purpose. The consolidated subsidiaries similarly follow the aforementioned hedging policy as a general rule.

d. Method to evaluate the effectiveness of hedging instruments
The Corporation semiannually evaluates the effectiveness of hedging instruments based on the fluctuated values and the like obtained by making a comparison between the sum of fluctuations in cash flows or fluctuations in quotations subjected to hedging and the sum of fluctuations in cash flows or fluctuations in quotations as the hedging instrument. But the effectiveness of evaluation pertaining to foreign exchange forward contracts which meet the appropriation requirement and of interest rate swaps which meet the special treatment requirement is omitted.

(6) Other important policies for presenting the consolidated interim financial statements
a. Accounting for revenues
The Corporation applies the percentage-of-completion method in accounting for revenues from large-scale (construction price of ¥3 billion or more) and long-term (construction period of more than 12 months) construction contracts and applies the completed contracts method for other contracts. Revenues from construction contracts accounted for by the percentage-of-completion method are ¥25,399 million.

b. Accounting for consumption taxes
The consumption tax and the local consumption tax withheld on sales or paid on the purchase of goods or services by the Corporation are generally not included in revenues and expenses.

4. Cash and cash equivalents in the consolidated interim statements of cash flows
Cash and cash equivalents in the consolidated interim statements of cash flows include cash on hand, bank deposits on demand, and short-term investments due within three months from the acquired date, which are easily convertible into cash with little risk of value fluctuation.

II. Additional information

1. Release of treasury shares and legal reserves
The "Accounting Standard Concerning the Release of Treasury Shares and Legal Reserves" (Enterprise Accounting Standard No. 1) was adopted starting from the interim term of fiscal 2002. The effect on income (loss) during the term due to this adoption is slight.

2. Relinquishment of the entrusted portion of pension funds
In conjunction with the enforcement of the "Defined-payment Enterprise Pension Law," some domestic consolidated subsidiaries obtained approval by the Minister of Health, Labour and Welfare, during the interim term of fiscal 2002, for exemption from the duty to make future payments with respect to the entrusted portion of the pension funds.

On the date of this approval and pursuant to the transitional measures prescribed in Section 47-2 of "Retirement Pension Payment Accounting Guidelines (Interim Report)" (Report No. 13 of the Committee on Accounting Systems, the Japanese Institute of Certified Public Accountants), the domestic consolidated subsidiaries concerned wrote off those retirement pension debts classified as entrusted portions and pension assets equivalent to the amount of restitution.

The amount of restitution during the interim term was ¥8,754 million.

III. Notes to the Consolidated Interim Financial Statements

1. The Consolidated Interim Financial Statements
(1) Accumulated depreciation deducted from tangible fixed assets was ¥4,755,746 million as at September 30, 2002 (¥4,682,275 million as at March 31, 2002 and ¥4,614,160 million as at September 30, 2001).

(2) Discounted notes receivable were ¥3,895 million as at September 30, 2002 (¥5,389 million as at March 31, 2002 and ¥5,756 million as at September 30, 2001).

(3) Notes receivable transferred by endorsement were ¥233 million as at September 30, 2002 (¥1,528 million as at March 31, 2002 and ¥1,917 million as at September 30, 2001).

(4) The assets pledged as collateral were ¥180,521 million as at September 30, 2002 (¥180,959 million as at March 31, 2002 and ¥195,748 million as at September 30, 2001).

(5) The ending balance of guarantee of loans was ¥75,643 million as at September 30, 2002 (¥94,837 million as at March 31, 2002, ¥92,212 million as at September 30, 2001), and the substantial amount taking into account the guarantee of loans undertaken by others was ¥74,009 million as at September 30, 2002 (¥91,930 million as at March 31, 2002, ¥89,080 million as at September 30, 2001).
The ending balance of the committed guarantee of loans was ¥39,908 million as at September 30, 2002 (¥42,280 million as at March 31, 2002, ¥45,059 million as at September 30, 2001), and the substantial amount taking into account the committed guarantee of loans undertaken by others was ¥24,946 million as at September 30, 2002 (¥24,955 million as at March 31, 2002, ¥26,601 million as at September 30, 2001).

(6) Nittetsu Finance Co., Ltd., a consolidated subsidiary of the Corporation, undertakes money lending to the Corporation's subsidiaries and affiliates. The balance of lending not implemented and others involved in lending commitments are as follows:

	(Millions of yen)
Total amount of commitment lines	6,865
Used commitments	6,571
Unused commitments	294

2. Note to the Consolidated Interim Statements of Cash Flows

Relations between the interim term-end balance of cash and cash equivalents and the accounts listed in the consolidated interim balance sheets

(Millions of yen)

	Current consolidated interim term	Prior consolidated interim term	Prior consolidated fiscal year
Cash and deposits account	63,564	95,313	74,343
Time deposits of which depositing period exceeds three months	(1,709)	(1,465)	(1,061)
Securities due within three months from the date of purchase	2,824	4,110	770
Bonds with repurchase agreement included in "Other" under current assets	—	139	141
Cash and cash equivalents	64,680	98,098	74,194

3. Financial Lease Contracts

Finance lease contracts other than those through which the ownership of the leased assets is to be transferred to lessees

(1) The assumed data as to acquisition cost, accumulated depreciation and net book value of leased assets are summarized as follows:

(Millions of yen)

	As of September 30, 2002			As of March 31, 2002			As of September 30, 2001		
	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value
Buildings and structures	647	340	306	636	314	322	544	234	310
Machinery and equipment, and transportation equipment	48,538	34,436	14,102	53,462	36,880	16,581	59,322	39,850	19,471
Other Tangible fixed assets	30,471	18,632	11,838	35,630	22,643	12,987	35,550	21,620	13,929
Intangible fixed assets	3,224	1,645	1,579	4,496	2,525	1,970	3,606	1,988	1,617
Total	82,880	55,054	27,826	94,226	62,364	31,861	99,023	63,694	35,328

Note: Acquisition cost includes the portion of interest thereon because the share of outstanding future lease payments is not material against the outstanding interim balance of tangible fixed assets at the end of current interim term.

(2) Outstanding future lease payments

(Millions of yen)

	As of September 30, 2002	As of March 31, 2002	As of September 30, 2001
Within one year	10,309	11,610	12,612
Over one year	17,517	20,251	22,716
Total	27,826	31,861	35,328

Note: The above amounts include the portion of interest thereon because the share of outstanding future lease payments is not material against the outstanding interim balance of tangible fixed assets at the end of current interim term.

(3) Lease charges (assumed depreciation)

¥6,372 million as at September 30, 2002 (¥15,138 million as at March 31, 2002 and ¥8,921 million as at September 30, 2001).

(4) Calculation method of assumed depreciation

Assumed depreciation is calculated using the straight-line method based on the assumption that the lease term is the useful life and there is no residual value.

4. Derivative Transactions

Transactions for April-September 2002 and 2001, and April 2001-March 2002

Nippon Steel Group companies contract derivative transactions such as foreign exchange forward contracts, interest rate swaps and commodity transactions in futures, and because of the adoption of hedge account method, the description of contract amounts, quotations and performance of derivative transactions in the financial statements is omitted.

5. Segment Information

(1) Information by Industry Segment

For the 6-month period ended September 30, 2002

(Millions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals and non-ferrous materials	System solutions	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
Customers	923,433	80,777	27,123	129,559	55,370	34,675	**1,250,940**	—	**1,250,940**
Intersegment	12,288	12,257	4,456	40,992	13,442	3,381	**86,818**	(86,818)	—
Net sales	935,721	93,035	31,579	170,552	68,812	38,057	**1,337,758**	(86,818)	**1,250,940**
Operating costs and expenses	898,512	97,267	31,781	165,184	64,298	39,356	**1,296,400**	(86,831)	**1,209,569**
Operating profit (loss)	37,209	(4,232)	(201)	5,367	4,514	(1,299)	**41,358**	12	**41,370**

For the 6-month period ended September 30, 2001

(Millions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals and non-ferrous materials	System solutions	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
Customers	882,769	70,854	53,525	124,049	54,026	23,355	**1,208,581**	—	**1,208,581**
Intersegment	15,908	28,709	6,139	37,424	14,140	2,935	**105,257**	(105,257)	—
Net sales	898,677	99,564	59,665	161,474	68,166	26,290	**1,313,838**	(105,257)	**1,208,581**
Operating costs and expenses	882,872	100,055	51,531	157,187	63,271	27,119	**1,282,037**	(106,102)	**1,175,934**
Operating profit (loss)	15,805	(490)	8,133	4,286	4,894	(828)	**31,801**	845	**32,646**

For the year ended March 31, 2002

(Millions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals and non-ferrous materials	System solutions	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
Customers	1,791,743	245,018	120,865	248,176	122,087	53,507	**2,581,399**	—	**2,581,399**
Intersegment	36,463	49,304	9,942	77,988	27,311	7,744	**208,754**	(208,754)	—
Net sales	1,828,206	294,323	130,808	326,164	149,398	61,251	**2,790,154**	(208,754)	**2,581,399**
Operating costs and expenses	1,804,724	284,410	115,232	315,785	138,894	59,794	**2,718,841**	(210,485)	**2,508,355**
Operating profit	23,482	9,913	15,576	10,379	10,504	1,457	**71,312**	1,731	**73,044**

The Corporation and its subsidiary operate in the seven segments comprising "steelmaking and steel fabrication," "engineering and construction," "urban development," "chemicals and nonferrous materials," "system solutions" "power supply" and "services and others." "Power supply" and "services and others" are together presented as "Other businesses" in the above list.

In transferring all the operations of the Corporation's Urban Development Division to Nippon Steel City Produce, Inc., a wholly-owned subsidiary, implemented in April 2002, some of the companies which hitherto were categorized as "urban development" were transferred to "other businesses." As a result, the three items—sales, operating costs and expenses, and operating profits—of relevant companies, appropriated in "urban development," were appropriated in "other businesses" from the interim term of fiscal 2002. Following the appropriation, sales, and operating costs and expenses of "urban development" decreased by ¥4,438 million and ¥4,531 million respectively, and operating profits increased by ¥93 million. Sales, and operating costs and expenses of "other businesses" increased by ¥4,438 million and ¥4,531 million respectively, and operating profits decreassed by ¥93 million.

The business segment and presentation method have been determined based on the basic policy to present the characteristics of the respective business areas accurately and concisely in the diversifying business structure.

(2) Major product lines categorized by industry segment

Industry segment		Main line of business		
Steel making and steel fabrication		Steel products	Rails and Shapes	Rails, sheet piles, H-beams and other shapes, bars, bar-in-coils, carbon steel wire rods, alloy wire rods
			Plates and Sheets	Heavy plates, medium plates, hot-rolled sheets, cold-rolled sheets, electrolytic tinplate, tin-free steel, galvanized sheets, other coated sheets, pre-painted sheets, electrical steel sheets
			Pipes and tubes	Seamless, butt-welded, electric resistance-welded, electric-arc welded, cold drawn, coated pipes and tubes
			Specialty steel products	Stainless steel, carbon steels for machine structural applications, alloy steels for structural applications, wire rods for springs, bearing steel, heat-resistant steel, free-cutting steel, wire rods for piano wire, high-strength steel
			Secondary products	H-beam bridges, steel segments, gratings, PANZERMAST, vibration-damping sheets and plates, NS Louver, column, welding materials, drums, bolts/nuts/washers, fabricated wire rod products, OCTG accessories, construction and civil engineering materials
		Foundry pig iron, steel ingots, etc.		Steelmaking pig iron, foundry pig iron, steel ingots, slag products, cement
		Steelmaking-related businesses		Design, maintenance and construction of mechanical, electrical and instrumentation apparatus, ocean transportation, harbor transportation, land transportation, stevedoring, warehousing, packaging, material testing and analysis, evaluation of working environments, surveys on technical information, management and operation of various facilities, security service, coal, raw materials settlement-related services
Engineering and construction		Iron- and steelmaking plants, factory automation and distribution automation systems, casting, rolls, various industrial machinery and equipment, industrial furnaces Environmental plants and water supply and sewage related facilities Construction of power plants, chemical plants, storage facilities, construction of various land and submarine pipelines Fabrication and construction of marine structures, civil engineering, fabrication and construction of bridges, piling General building construction, steel structure construction, various truss system, standardized buildings Iron- and steelmaking plant construction engineering, technical guidance on plant operation, licensing of iron- and steelmaking-technologies		
Urban development		Urban development, condominiums and other real estates		
Chemicals and nonferrous materials		Coal tar, ammonium sulfate, cokes, other chemical products Titanium products, aluminum products Fine ceramic products, raw materials for ferrite, cold-rolled metal foils, catalyst substrate for purifying exhaust gas, carbon-fiber composite materials, bonding wires for semiconductors, power supply equipment and transformers for electronic apparatus		
System solutions		Engineering and consulting services pertaining to computer systems		
Other businesses	Power supply	Supply of electricity		
	Services and others	[Theme parks] Operation of space-oriented training facilities and exhibition booth, amusement facilities [Energy] Geothermal steam, hydrogen gas [Finance and insurance] Financing and management of capital, non-life insurance agency [Others] Operation of homes for the aged, planning of trainings, retail service, food		

(3) Geographic Segment Information
Current interim term (from April 1, 2002, to September 30, 2002), prior interim term (from April 1, 2001, to September 30, 2001) and previous fiscal year (from April 1, 2001, to March 31, 2002)

Domestic sales are more than 90% of consolidated sales at all segments, therefore, geographic segment information is omitted.

(4) Overseas Sales
Current interim term (from April 1, 2002 to September 30, 2002)

(Millions of yen)

	Asia	North America, etc.	Total
I Overseas sales	232,776	66,459	299,235
II Consolidated net sales			1,250,940
III Percentage of overseas sales to consolidated net sales (%)	18.6	5.3	23.9

Notes:
1) Nations or regions are classified according to geographic proximity.
2) Major nations or regions in the respective categories:
   (1) Asia: China, South Korea, Taiwan
   (2) North America, etc.: United States
3) "Overseas sales" represents sales of the Corporation and its consolidated subsidiaries made in nations or regions other than Japan.

Prior interim term (from April 1, 2001 to September 30, 2001)

(Millions of yen)

	Asia	North America, etc.	Total
I Overseas sales	153,402	68,985	222,388
II Consolidated net sales			1,208,581
III Percentage of overseas sales to consolidated net sales (%)	12.7	5.7	18.4

Notes:
1) Nations or regions are classified according to geographic proximity.
2) Major nations or regions in the respective categories:
   (1) Asia: China, South Korea, Taiwan
   (2) North America, etc.: United States
3) "Overseas sales" represents sales of the Corporation and its consolidated subsidiaries made in nations or regions other than Japan).

Fiscal 2001 (from April 1, 2001 to March 31, 2002)

(Millions of yen)

	Asia	North America, etc.	Total
I Overseas sales	346,993	167,678	514,672
II Consolidated net sales			2,581,399
III Percentage of overseas sales to consolidated net sales (%)	13.4	6.5	19.9

Notes:
1) Nations or regions are classified according to geographic proximity.
2) Major nations or regions in the respective categories:
   (1) Asia: China, South Korea, Taiwan
   (2) North America, etc.: United States
3) Overseas sales are export sales of the Corporation and its consolidated subsidiaries and sales (other than exports to Japan) of overseas consolidated subsidiaries.

Situations after the interim term of fiscal 2002

I. Public offering of shares of NS Solutions Corporation

Following listing of NS Solutions Corporation, a consolidated subsidiary of Nippon Steel, on the Tokyo Stock Exchange, Nippon Steel sold to public the NS Solutions' shares held by Nippon Steel and at the same time NS Solutions issued new shares.

1. Outline of public offering
(1) No. of shares sold to public: 4,864,800 common shares
(2) Offering price: ¥5,500/share
(3) Subscription price: ¥5,225/share
(4) Total subscription amount: ¥25,418 million

2. Outline of newly-issued shares
(1) Floatation method: General floatation by means of the book building system
(2) No. of shares newly issued: 2,340,000 common shares
(3) Issuing price: ¥5,500/share
(4) Subscription price: ¥5,225/share
(5) Total subscription amount: ¥12,226 million/share
(6) Capital incorporation price: ¥2,613/share
(7) Total capital incorporation amount: ¥6,114 million
(8) Initial date of dividend reckoning: October 1, 2002

As a result, Nippon Steel's holding accounted for 72.2% of NS Solutions" shares.

Further, appropriation of consolidated and non-consolidated special profit of ¥26,615 million and ¥23,128 million, respectively, is slated for the settlement of account for March 2003 term.

II. Issuing of bonds

Based on resolutions of the board of directors' meeting held on October 24, 2002, Nippon Steel issued the straight bonds as follows.

Bonds	Total issues	Date of issue	Due date
44th straight bonds	¥30,000 million	November 20, 2002	November 20, 2007
45th straight bonds	¥10,000 million	November 20, 2002	November 20, 2009
46th straight bonds	¥10,000 million	November 20, 2002	November 20, 2012

III Acquisition of treasury shares

Nippon Steel implemented the acquisition of treasury shares, based on Article 210 of Japanese Commercial Code as follows:
1. Kind of shares acquired: Common shares of Nippon Steel
2. No. of shares acquired: 77,731,000 shares
3. Acquisition price: ¥126/share
4. Total acquisition cost: ¥9,794,106,000
5. Date of acquisition: November 19, 2002
6. Acquisition method: Purchase by means of ToSTNet-2 (closing quotation) of Tokyo Stock Exchange

(Reference) Resolutions at the 78th General Shareholders' Meeting held on June 26, 2002
(1) Kind of shares to be acquired: Common shares of Nippon Steel
(2) Total No. of shares to be acquired: 500 million shares (upper limit)
(3) Total cost of shares to be acquired: ¥100,000 million (upper limit)

Overview of the Non-Consolidated Interim Financial Statements for the March 2003 Term (April 1 to September 30, 2002)

November 21, 2002

Listed Company Name: Nippon Steel Corporation
Code No.: 5401
(URL http://www.nsc.co.jp)
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Location of Head Office: Tokyo
Representative: Akira Chihaya, Representative Director and President
Contact: Hiroshi Matsui, General Manager, Public Relations Center Tel.: 81-3-3275-5014
Date of the Board of Directors' Meeting on the Interim Closing of Accounts: November 21, 2002
Interim Dividend System: Yes
Payment Start Date of Interim Dividend: -
Adoption of *tangenkabu* (lot share) system: Yes (one lot: 1,000 shares)

1. Non-Consolidated Performance for the Interim Term (April 1, 2002 to September 30, 2002)

(1) Operating Results

Note: Amounts below one million yen are rounded down.

	Sales		Operating profit		Ordinary profit	
	¥ Million	(%)	¥ Million	(%)	¥ Million	(%)
September 2002 interim term	816,897	4.1	25,052	28.5	8,475	393.0
September 2001 interim term	784,781	(6.8)	19,489	(60.0)	1,719	(94.1)
March 2002 term	1,681,406		31,729		702	

	(Interim) net income		(Interim) net income per share
	¥ Million	(%)	¥
September 2002 interim term	(1,420)	—	(0.21)
September 2001 interim term	1,481	—	0.22
March 2002 term	(28,129)		(4.13)

Notes:
1) Average number of shares during the term (after deduction of the average number of treasury shares during the interim term):
September 2002 interim term: 6,806,752,155
September 2001 interim term: 6,806,980,977
March 2002 term: 6,806,947,694
(The average number of shares during the interim term of fiscal 2001 includes the number of treasury shares.)
2) Change of accounting system: No
3) Percentages for sales, operating profit, ordinary profit and interim net income show year-over-year changes.

(2) Dividend Status

	Interim dividend per share	Annual dividend per share
	¥	¥
September 2002 interim term	0	—
September 2001 interim term	0	—
March 2002 term	—	1.50

(3) Financial Position

	Total assets	Equity capital	Equity ratio	Equity capital per share
	¥ Million	¥ Million	%	¥
September 2002 interim term	2,631,283	769,151	29.2	113.00
September 2001 interim term	2,741,728	802,408	29.3	117.88
March 2002 term	2,738,973	793,557	29.0	116.58

Notes:

1) Total number of shares outstanding at (interim) term-end (after deduction of the number of treasury shares at the interim term end):

September 2002 interim term: 6,806,638,598
September 2001 interim term: 6,806,980,977
March 2002 term: 6,806,860,672
(The number of shares outstanding at the interim term end of fiscal 2001 includes the average number of treasury shares during the term end.)

2) The number of treasury shares at (interim) term-end

At the interim term end of fiscal 2002: 342,379
At the interim term end of fiscal 2001: 5,842
At the full-term end of fiscal 2001: 120,305

2. Forecast Non-Consolidated Performance for the March 2003 Fiscal Term (April 1, 2002 to March 31, 2003)

	Sales	Ordinary profit	Net income	Annual dividend per share	
				Year-end	Total
	¥ Million	¥ Million	¥ Million	¥	¥
March 2003 term (full year)	1,730,000	40,000	25,000		

Reference: Forecast net income per share (full year): 3.67 yen

Notes:

1) Annual dividend per share amount is not presented because it has not yet been determined.

2) The above "Forecast" is prepared by incorporating predictions based on the premises, estimates and plans pertaining to the future as of the date of the release of this Consolidated Interim-Term Business Report. Accordingly, there is a likelihood that the actual business performance for fiscal 2002 will differ considerably from this forecast depending on diverse future events. As regards the conditions of premises and other related matters, please refer to the "Outlook for Fiscal 2002" on page 26.

3. Non-Consolidated Balance Sheets

(Millions of yen)

Account	As of September 30, 2002	As of March 31, 2002	As of September 30, 2001
Current assets	**717,581**	819,794	757,941
Cash and bank deposits	**13,346**	16,411	20,012
Notes receivable – trade	**3,833**	6,082	4,093
Accounts receivable - trade	**114,208**	197,107	144,203
Finished products, semi-finished products and work in process	**226,652**	238,040	285,455
Raw materials and supplies	**188,449**	189,211	199,659
Deferred tax assets	**17,300**	26,700	5,800
Other	**154,489**	147,717	99,679
Allowance for doubtful accounts	**(699)**	(1,475)	(961)
Fixed assets	**1,913,701**	1,919,178	1,983,786
Tangible fixed assets	**1,257,736**	1,252,277	1,248,745
Buildings and structures	**311,466**	315,387	315,408
Machinery and equipment	**643,581**	610,818	596,937
Land	**229,844**	225,900	216,847
Other	**72,844**	100,171	119,552
Intangible fixed assets	**5,560**	8,287	11,900
Intangible fixed assets	**5,560**	8,287	11,900
Investments and others	**650,405**	658,613	723,140
Investments in securities	**433,217**	453,465	520,296
Investments in shares and capital of subsidiaries	**186,948**	171,698	169,858
Other	**38,222**	41,432	42,623
Allowance for doubtful accounts	**(7,982)**	(7,982)	(9,638)
Total assets	**2,631,283**	2,738,973	2,741,728

(Millions of yen)

Account	As of September 30, 2002	As of March 31, 2002	As of September 30, 2001
Current liabilities	**879,821**	944,953	876,365
Notes payable – trade	**4,965**	5,140	4,440
Accounts payable – trade	**150,043**	143,282	140,495
Short-term loans and long-term loans due within one year	**174,817**	188,606	173,907
Commercial paper	**114,000**	116,000	95,000
Bonds and notes due within one year	**110,000**	110,000	85,000
Reserve for estimated loss on shut down of steel production facilities	**—**	—	3,667
Other	**325,994**	381,924	373,854
Long-term liabilities	**982,310**	1,000,463	1,062,954
Bonds and notes	**275,000**	275,000	385,000
Convertible bonds	**98,729**	98,729	98,729
Long-term loans	**445,214**	452,139	406,859
Deferred tax liabilities	**30,000**	48,800	33,300
Accrued pension and severance costs	**78,512**	78,013	74,548
Reserve for repairs for blast furnaces	**47,478**	46,949	63,845
Allowance for loss on guarantees	**5,040**	—	—
Other	**2,335**	831	672
Total liabilities	**1,862,131**	1,945,416	1,939,320
Common stock	**419,524**	419,524	419,524
Common Stock	**419,524**	419,524	419,524
Capital surplus	**105,518**	105,518	105,518
Additional paid-in capital	**105,518**	105,518	105,518
Retained earnings	**207,112**	218,743	248,354
Legal reserve	**—**	99,302	99,302
Voluntary reserve	**101,432**	127,016	127,016
Unappropriated income (loss) for the term	**105,679**	(7,575)	22,035
[Net income (loss)]	**[(1,420)]**	[(28,129)]	[1,481]
Revaluation gain or loss	**37,058**	49,792	29,010
Revaluation of available-for-sale securities	**37,058**	49,792	29,010
Treasury shares	**(62)**	(21)	—
Treasury shares	**(62)**	(21)	—
Total shareholders' equity	**769,151**	793,557	802,408
Total liabilities and shareholders' equity	**2,631,283**	2,738,973	2,741,728

4. Non-Consolidated Statements of Income

(Millions of yen)

Account	For the 6-month period ended September 30		For the year ended March 31,
	2002	2001	2002
Net sales	**816,897**	784,781	1,681,406
Cost of sales	**(712,029)**	(680,666)	(1,483,813)
Selling, general and administrative expenses	**(79,815)**	(84,625)	(165,863)
Operating costs and expenses	**(791,844)**	(765,292)	(1,649,676)
Operating profit	**25,052**	19,489	31,729
Interest and dividend income	**6,889**	8,180	14,416
Miscellaneous	**4,339**	2,465	9,821
Non-operating profit	**11,228**	10,645	24,238
Interest expenses	**(11,162)**	(12,624)	(24,139)
Miscellaneous	**(16,642)**	(15,791)	(31,125)
Non-operating loss	**(27,805)**	(28,415)	(55,265)
Non-operating profit and loss	**(16,576)**	(17,769)	(31,027)
Ordinary profit	**8,475**	1,719	702
Gain on sales of tangible fixed assets	**1,667**	1,710	4,794
Gain on sales of investments in securities and investments in subsidiaries and affiliates	**—**	202	1,016
Gain on contribution of securities to employee retirement benefit trust	**—**	1,838	22,265
Release of reserve for repairs for blast furnaces	**—**	—	14,690
Special profit	**1,667**	3,751	42,767
Loss on valuation of investments in securities	**(2,980)**	(910)	(84,780)
Special retirement allowances for voluntary retirement	**(3,143)**	(3,078)	(6,319)
Provision for allowance for loss on guarantees	**(5,040)**	—	—
Special loss	**(11,164)**	(3,988)	(91,099)
Income (loss) before income taxes	**(1,020)**	1,481	(47,629)
Income taxes - current	**(600)**	(100)	(700)
Income taxes – deferred	**200**	100	20,200
Net income (loss)	**(1,420)**	1,481	(28,129)
Profit brought forward from previous term	**7,797**	20,553	20,553
Release of legal reserve	**99,302**	—	—
Unappropriated income (loss) for the term	**105,679**	22,035	(7,575)

Notes to Non-Consolidated Financial Statements

I. Important Accounting Policies

1. Valuation Basis and Method for Important Assets
(1) Marketable securities including investments in securities
- Stocks of subsidiaries and affiliates are valued at cost determined by the moving average method.
- Other securities:

Marketable securities are valued by the market price method according to the market price, etc., on the interim closing date (the difference in revaluation is included in shareholders' equity and the cost of selling is calculated by the moving average method), and other unquoted securities are valued at cost determined by the moving average method.

(2) Inventories
- Finished products, semifinished products and raw materials are valued at cost determined by the periodic-average method.
- Work in process is valued at the lower of cost or market with cost being determined by the specific identification method.
- Molds and steel rolls under Supplies are valued at the lower of cost or market with cost being determined by the periodic average method. Other supplies are valued at the lower of cost or market with cost being determined by the FIFO method.

Inventories as at the end of the interim period are determined by adding or deducting the stock in or out during the interim period following the physical inventory, taking results as at the end of the previous fiscal year.

2. Depreciation Method for Fixed Assets
(1) Tangible fixed assets
Tangible fixed assets are depreciated by the declining balance method.
However, the Corporation has changed the depreciation method of buildings (excluding leasehold improvement and auxiliary facilities attached to buildings) that were acquired on and after April 1, 1998, to the straight-line method.
Major durable years are as follows.
Buildings and structures: 7~60 years
Machinery and transportation equipment: 7~15 years

(2) Intangible fixed assets
Amortization is generally computed on the straight-line method. For purchased software that is a commercially completed product and software for which a contract has been concluded for the receipt of a usage charge, through leasing to a third party, the straight-line method on the basis of its period of intracompany use (five years) is adopted.

3. Accounting Basis for Reserves
(1) Allowance for doubtful accounts
To prepare for credit losses, the reserve for doubtful accounts is provided, in accordance with the actual write-off rate, at the maximum amount deductible under the Corporate Tax Law plus additional special provisions estimated by the Corporation for certain doubtful accounts.

(2) Accrued pension and severance costs
To provide for the future payment of retirement benefits to employees, the Corporation provides for the accrued pension and severance costs at an amount equivalent to the sum deemed to have been produced as of the end of this consolidated interim term, based on the estimated forthcoming payments as of the end of this consolidated interim term under the company's retirement and pension benefit plans. The amortization (¥93,866 million) of transition obligation as a result of the implementation of a new accounting standard for the retirement benefits existed at the beginning of fiscal 2000 has been collectively written off at the interim term of fiscal 2000.

The past service costs are amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accruial of each consolidated fiscal year (14 years for the Corporation).

The actuarially computed difference is amortized by the straight-line method for a certain number of years equal

to or less than the average period of service left at the time of accrual of each consolidated fiscal year (14 years for the Corporation), starting with the following term of accrual.

(3) Reserve for repair for blast furnaces
The Corporation records the reserve for repair for blast furnaces and hot blast stoves considering the past repairs to provide for regular large-scale repairs.

(4) To provide for the loss involved in the guarantees and others, the allowance for the loss on guarantees is provided by taking into account the financial conditions of the guaranteed.

4. Accounting for Leases
Finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees, are accounted for by a method similar to the operating lease method.

5. Hedge accounting method
(1) Hedge accounting method
Deferred hedge accounting is adopted. Foreign exchange forward contracts to hedge trades in foreign currency and long-term receivables and payables in foreign currencies are appropriated because they meet the appropriation requirement, and interest rate swaps are specially treated because they meet the special treatment requirement.

(2) Hedging means and the transactions to be hedged
Foreign exchange forward contracts: Trades in foreign currency, long-term receivables and payables in foreign currencies and anticipated transactions
Interest rate swaps: Loans and corporate bonds
Commodity transactions in futures: Payables in nickel purchasing and anticipated transactions

(3) Hedging policy
The Corporation hedges the risk exposure of its derivative financial instruments from fluctuations in interest rates, foreign exchange and nickel price in accordance with an internal rule ("Management policy and procedure manual on derivatives"). The rule allows the Corporation to use derivative financial instruments limited to the actual demand transactions under the policy that the Corporation does not use them for any speculative trading purpose.

(4) Method to evaluate the effectiveness of hedging instruments
The Corporation semiannually evaluates the effectiveness of hedging instruments based on the fluctuated values and the like obtained by making a comparison between the sum of fluctuations in cash flows or fluctuations in quotations subjected to hedging and the sum of fluctuations in cash flows or fluctuations in quotations as the hedging instrument. But the effectiveness of evaluation pertaining to foreign exchange forward contracts which meet the appropriation requirement and of interest rate swaps which meet the special treatment requirement is omitted.

6. Other Important Policies for Presenting the Non-Consolidated Financial Statements
(1) Accounting for revenue
The Corporation applies the percentage-of-completion method in accounting for revenue from large-scale (construction price of ¥3 billion or more) and long-term (construction period of more than 12 months) construction contracts and applies the completed contracts method for other contracts. Revenue from construction contracts accounted for by the percentage-of-completion method aggregated ¥25,399 million.

(2) Accounting for consumption taxes
The consumption tax and the local consumption tax withheld on sales or paid on the purchase of goods or services are not included in revenues and expenses.

The consumption tax and the local consumption tax withheld on sales or paid on the purchase of goods and services and expenses are included in "Other" under current liabilities in the balance sheets after consumption tax received are offset against those paid.

II. Additional information
The "Accounting Standard Concerning the Release of Treasury Shares and Legal Reserves" (Enterprise Accounting Standard No. 1) was adopted starting from the interim term of fiscal 2002. The effect on income (loss) during the term due to this adoption is nil.

III. Notes to Condensed Balance Sheets and Statement of Income

1. Accumulated depreciation deducted from tangible fixed assets was ¥3,952,671 million as at September 30, 2002 (¥3,900,427 million as at March 31, 2002; ¥3,853,321 million as at September 30, 2001).

2. The ending balance of guarantee of loans was ¥83,650 million as at September 30, 2002 (¥103,449 million as at March 31, 2002; ¥103,849 million as at September 30, 2001), and the substantial amount taking into account the guarantee of loans undertaken by others was ¥79,939 million (¥98,175 million as at March 31, 2002; ¥98,050 million as at September 30, 2001).

The ending balance of the comitted guarantee of loans was ¥102,279 million (¥111,275 million as at March 31, 2002; ¥111,428 million as at September 30, 2001), and the substantial amount taking into account the comitted guarantee of loans undertaken by others was ¥87,996 million (¥93,949 million as at March 31, 2002; ¥92,970 million as at September 30, 2001).

IV. Notes to Lease Transactions

Finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees

(1) Assumed data as to acquisition cost, accumulated depreciation and net book value of leased assets are summarized as follows:

(Millions of yen)

	As of September 30, 2002			As of March 31, 2002			As of September 30, 2001		
	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value
Machinery and equipment	38,548	28,811	9,737	41,742	30,204	11,537	46,969	33,285	13,683
Other under Tangible fixed assets	15,618	9,320	6,297	17,049	10,359	6,690	16,612	10,163	6,448
Intangible fixed assets	847	349	498	872	303	569	586	356	229
Total	55,015	38,482	16,533	59,664	40,868	18,796	64,167	43,805	20,362

Note: Acquisition cost includes the portion of interest thereon because the share of outstanding future lease payments is not material against the outstanding (interim) balance of tangible fixed assets at the end of the (interim) term.

(2) Outstanding future lease payments

(Millions of yen)

	As of September 30, 2002	As of March 31, 2002	As of September 30, 2001
Within one year	6,291	7,036	7,450
Over one year	10,242	11,759	12,911
Total	16,533	18,796	20,362

Note: The above amounts include the portion of interest thereon because the share of outstanding future lease payments is not material against the outstanding (interim) balance of tangible fixed assets at the end of the interim term.

(3) Lease charges (assumed depreciation)

¥3,895 million (¥9,166 million for the previous fiscal year; ¥5,174 million for the previous interim term).

(4) Calculation method of assumed depreciation

Assumed depreciation is calculated using the straight-line method based on the assumption that the lease term is the useful life and there is no residual value.

Situations after the interim term of fiscal 2002

I. Public offering of shares of NS Solutions Corporation

Following listing of NS Solutions Corporation, a consolidated subsidiary of Nippon Steel, on the Tokyo Stock Exchange, Nippon Steel sold to public the NS Solutions' shares held by Nippon Steel and at the same time NS Solutions issued new shares.

1. Outline of public offering
(1) No. of shares sold to public: 4,864,800 common shares
(2) Offering price: ¥5,500/share
(3) Subscription price: ¥5,225/share
(4) Total subscription amount: ¥25,418 million

2. Outline of newly-issued shares
(1) Floatation method: General floatation by means of the book building system
(2) No. of shares newly issued: 2,340,000 common shares
(3) Issuing price: ¥5,500/share
(4) Subscription price: ¥5,225/share
(5) Total subscription amount: ¥12,226 million/share
(6) Capital incorporation price: ¥2,613/share
(7) Total capital incorporation amount: ¥6,114 million
(8) Initial date of dividend reckoning: October 1, 2002

As a result, Nippon Steel's holding accounted for 72.2% of NS Solutions" shares.

Further, appropriation of consolidated and non-consolidated special profit of ¥26,615 million and ¥23,128 million, respectively, is slated for the settlement of account for March 2003 term.

II. Issuing of bonds

Based on resolutions of the board of directors' meeting held on October 24, 2002, Nippon Steel issued the straight bonds as follows.

Bonds	Total issues	Date of issue	Due date
44th straight bonds	¥30,000 million	November 20, 2002	November 20, 2007
45th straight bonds	¥10,000 million	November 20, 2002	November 20, 2009
46th straight bonds	¥10,000 million	November 20, 2002	November 20, 2012

III Acquisition of treasury shares

Nippon Steel implemented the acquisition of treasury shares, based on Article 210 of Japanese Commercial Code as follows:
1. Kind of shares acquired: Common shares of Nippon Steel
2. No. of shares acquired: 77,731,000 shares
3. Acquisition price: ¥126/share
4. Total acquisition cost: ¥9,794,106,000
5. Date of acquisition: November 19, 2002
6. Acquisition method: Purchase by means of ToSTNet-2 (closing quotation) of Tokyo Stock Exchange

(Reference) Resolutions at the 78th General Shareholders' Meeting held on June 26, 2002
(1) Kind of shares to be acquired: Common shares of Nippon Steel
(2) Total No. of shares to be acquired: 500 million shares (upper limit)
(3) Total cost of shares to be acquired: ¥100,000 million (upper limit)

Reference (Non-Consolidated)

Comparison of Sales Performance

(Quantity: Thousand tons; Amount: Millions of yen; Ratio: %)

Segment	Item	First half of fiscal 2002	First half of fiscal 2001	Previous year (fiscal 2001)
Steel products	Quantity (Unit price) Amount	14,419 (¥48,180) 694,677	12,642 (¥51,822) 655,152	26,312 (¥50,107) 1,318,400
Pig iron and steel ingots	Amount	9,056	8,456	16,986
Engineering and construction	Amount	79,709	72,475	244,415
Chemicals and nonferrous materials, power supply and others	Amount	33,453	48,696	101,604
Total (exports, inclusive)	Amount	816,897 (246,414)	784,781 (185,610)	1,681,406 (406,698)

Comparison of Production Performance

(Thousand tons)

Division	First half of fiscal 2002	First half of fiscal 2001	Previous year (fiscal 2001)
Pig iron	13,919	13,448	26,862
Crude steel	15,003	13,279	26,140
Steel products	13,987	12,533	25,487

Comparison of Ordinary Profit and Loss

(Millions of yen)

Item	First half of fiscal 2002		Second half of fiscal 2001		Variance
	Amount	%	Amount	%	
Net sales	816,897	100.0	896,624	100.0	(79,727)
Cost of sales	(712,029)		(803,146)		91,116
Selling, general and administrative expenses	(79,815)		(81,237)		1,422
Operating expenses	(791,844)		(884,384)		92,539
Operating profit	25,052	3.1	12,240	1.4	12,811
Interest and dividend income	6,889		6,236		652
Interest expense and discount charges	(11,162)		(11,515)		352
Other non-operating profits and loss	(12,303)		(7,978)		(4,324)
Non-operating profit and loss	(16,576)		(13,257)		(3,319)
Ordinary profit	8,475	1.0	(1,016)	(0.1)	9,492

Comparison of Production Performance

(Thousand tons)

Division	First half of fiscal 2002	Second half of fiscal 2001	Variance
Pig iron	13,919	13,414	505
Crude steel	15,003	12,860	2,142
Steel products	13,987	12,954	1,033

Comparison of Sales Performance

(Quantity: Thousand tons; Amount: Millions of yen)

Segment	Item	First half of fiscal 2002	Second half of fiscal 2001	Variance
Steel products	Quantity	14,419	13,669	749
	(Unit price)	¥48,180	¥48,521	(¥342)
	Amount	694,677	663,247	31,429
Pig iron and steel ingots	Amount	9,056	8,530	526
Engineering and construction	Amount	79,709	171,939	(92,230)
Chemicals and nonferrous materials, power supply and others	Amount	33,453	52,907	(19,453)
Total (including exports)	Amount	816,897 (246,414)	896,624 (221,087)	(79,727) (25,326)

File No. 82-5175

(B)

Semi-Annual Business Report for April to September 2002

Nippon Steel Corporation
6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8071, Japan
Phone: 81-3-3242-4111
http://www.nsc.co.jp

To Our Shareholders

We hereby report the review of operations for the first half of fiscal 2002.

1. Operating Environment Surrounding Nippon Steel

The Japanese economy remained stagnant during the first half of fiscal 2002 (April 1 to September 30, 2002), due largely to continued weakness in consumer spending and private capital investment. This, together with a retrenchment in public works expenditures, combined to more than offset an increase in export activity that reflected improved business conditions overseas.

In the steel industry, although domestic demand remained sluggish in general, with a few exceptions such as automobile, steel exports rose on the strength of a strong overseas demand particularly in China and other Asian countries.

National crude steel output totaled 54.63 million tons for the first half of fiscal 2002, a gain of 2.42 million tons over the corresponding period of the previous year. Nippon Steel's production during the same period reached 15.00 million tons—an increase of 1.72 million tons.

2. Business Review

(1) Operating Endeavors in Harsh Business Environment

In steelmaking and steel fabrication, Nippon Steel gave priority to improving steel prices in order to recover profits as early as possible. To that end, the company exercised prudence in tuning production and shipping to match moves in demand and inventory levels, while also aggressively implementing cost-cutting and other measures to improve profitability.

Nippon Steel also continued to emphasize the promotion of alliances with both domestic and overseas companies. Among those with foreign steelmakers, agreements for specific collaborative measures were gradually implemented between Nippon Steel and POSCO of Korea and between Nippon Steel and Arcelor of the EU. In addition, in China, a joint venture was established in the business of constructing steel-framed houses, equity investment with a customer in a motor manufacturing and sales company is being considered, and other approaches aimed at expanding sales of steel products in China have been initiated and are under steady development. Domestically, in November 2002, Nippon Steel announced cross share holdings with Sumitomo Metal Industries, Ltd. and Kobe Steel, Ltd. to enhance its alliances with both. Nippon Steel and Sumitomo Metal Industries, Ltd. are also discussing about integrating the stainless steel businesses of both companies by the target date of October 2003.

In engineering and construction, an order was booked for a PCB-treatment plant associated with an eco-town project in Kitakyushu in the environmental field. In the area of building construction, this sector has enhanced its approach to projects implemented through private finance initiatives (PFI), e.g. by participating in a medical center improvement and management project in Kochi. Meanwhile, in the area of iron and steelmaking plants, successes were recorded in overseas business operations. These included the receipt in succession of orders for steel sheet-treating lines in China and for oil/natural gas development projects in Sakhalin (Russia) and Southeast Asia where there is a boom in energy and resources development.

In urban development, in April 2002, Nippon Steel transferred all the operations of its Urban Development Division to Nippon Steel City Produce, Inc., a wholly-owned subsidiary, in an effort to enhance its real estate business.

In system solutions, NS Solutions Corporation, a consolidated subsidiary of Nippon Steel, was listed on the Tokyo Stock Exchange in October 2002. For NS Solutions, this represented a big step toward securing the funds necessary for expanding operations and enhancing its presence in the system solutions market. Concurrently, NS Solutions' shares held by Nippon Steel were sold to the public (proportion of Nippon Steel's share holdings after listing of NS Solutions: 72.2%).

In the electric power supply business, the Oita Works of Nippon Steel joined existing providers Yawata, Hirohata, Kamaishi and Muroran Works by commencing its own wholesale supply of electricity in April 2002. In addition, Nippon Steel commenced a wind-generated power supply in the Hibikinada district of Kitakyushu in October 2002. Nippon Steel is also pursuing new business opportunities in the fields of the retail sale of electricity and the supply of liquefied natural gas.

(2) Operating Revenues

Nippon Steel's non-consolidated operating results for the first half of fiscal 2002 benefited largely from the increase in export-led production and shipments in the steelmaking and steel fabrication sector. Non-consolidated sales totaled ¥816.8 billion, a gain of ¥32.1 billion over the corresponding term of the previous year (¥784.7 billion); the non-consolidated operating profit came to ¥25.0 billion, an increase of ¥5.5 billion (¥19.4 billion); and the non-consolidated ordinary profit was ¥8.4 billion, a gain of ¥6.7 billion (¥1.7 billion). After posting special loss of ¥9.4 billion, the non-consolidated net loss after income taxes for the first half of fiscal 2002 was ¥1.4 billion (compared to net income of ¥1.4 billion in the corresponding term of a year earlier).

Under these circumstances, Nippon Steel decided not to pay mid-term dividends for the first half of fiscal 2002.

Consolidated sales for the first half of fiscal 2002 came to ¥1,250.9 billion, a gain of ¥42.3 billion over the corresponding term of the previous year (¥1,208.5 billion). Consolidated operating profit was ¥41.3 billion, an increase of ¥8.7 billion (¥32.6 billion), and the consolidated ordinary profit was ¥12.6 billion, a gain of ¥4.0 billion (¥8.6 billion). However, due to a special loss of ¥11.6 billion, the consolidated net loss for the first half of fiscal 2002 was ¥5.0 billion (compared to a net income of ¥0.5 billion in the corresponding term of a year earlier).

3. Outlook for Fiscal 2002

Domestic business recovery is proceeding much more slowly than expected, and the concern today is for a slowdown in U.S. economic activity. As a result, Nippon Steel expects that the harsh business environment will continue through the latter half of fiscal 2002. Although the prospect for domestic steel inventories is improving as they return to adequate levels, little hope exists for recovery of steel demand in most of steel-using industries. Some concerns are also arising in the export market. This is because steel inventory accumulation in Asia seems to have fully run its course in the first half of the year and because of the effects of the steel safeguard measures introduced by China.

Nippon Steel remains determined to give top priority to improving steel prices and to fine-tuning production and shipping in light of forecasted demand and inventory levels, while also aggressively cutting costs and implementing other profitability improvement measures.

Nippon Steel's full-year projections for non-consolidated operating performance for fiscal 2002 (April 2002 to March 2003) are: sales of approximately ¥1,730.0 billion

(¥1,681.4 billion in the previous year); operating profits of approximately ¥80.0 billion (¥31.7 billion); ordinary profits of approximately ¥40.0 billion (¥0.7 billion); and a net income of approximately ¥25.0 billion (a net loss of ¥28.1 billion). On a consolidated basis, Nippon Steel expects to achieve full-year consolidated sales of approximately ¥2,660.0 billion (¥2,581.3 billion in the previous year); consolidated operating profits of approximately ¥125.0 billion (¥73.0 billion); consolidated ordinary profits of approximately ¥75.0 billion (¥16.7 billion); and a consolidated net income of approximately ¥25.0 billion (a loss of ¥28.4 billion). There are concerns, however, about the effects of the moves of the stock market, financial market and some other economic uncertainties.

We would like to take this opportunity to ask for the continued support and favor of our shareholders in these trying times.

Takashi Imai
Representative Director and
Chairman of the Board of
Directors

Akira Chihaya
Representative Director and
President

Operation Highlights

Page 3	Page 4
Steel products by Nippon Steel meet today's social need for energy and resource conservation and for freedom from environmentally harmful substances, thereby helping to reduce negative impact on the environment. (photo) • Non-leaded free-cutting steel (bars) used for crankshafts • Lead-free coated steel sheets	Nippon Steel contracted with the Tokyo Electric Power Co., Inc. for construction of No. 2 LNG unloading facility at Futtsu Thermal Power Plant which was completed in July 2002. An LNG vessel moored alongside the berth unloads LNG with the help of the new facility. (photo) • LNG. unloading facility
Ultrahigh-strength bolts, SHTB, developed jointly by Nippon Steel and Nippon Steel Bolten Co., Ltd., a wholly-owned subsidiary of Nippon Steel, are used extensively in the construction of high-rise buildings. (photo) • Ultrahigh-strength bolt, SHTB • Hotel Nikko Bayside Osaka	A waste disposal plant operated by Kazusa Clean System, a private-led third-sector company: This is Japan's first waste disposal project implemented under the PFI (private finance initiative) system. (photo) • Kimitsu regional wide area waste disposal plant
Nippon Steel and Kubota Corporation began full-scale marketing of mechanical joints for large-diameter steel pipe pilings and steel pipe sheet pilings, for improved efficiency in foundation piling work. (photo) • Foundation piling work and easily interlocking mechanical joint	In April 2002, Nippon Steel integrated all operations of its Urban Development Division into Nippon Steel City Produce, Inc., a wholly-owned subsidiary. Henceforth, Nippon Steel City Produce will improve upon the past achievements and amassed know-how of both entities to actively promote developments in such fields of business as condominium sales, real estate leasing and solutions operations. (photo) • Even barren land can be made man- and environment- friendly town... (from an advertisement in the monthly magazine *Bungei-Shunjuu*)

Page 5	Page 6
In the system solutions sector, NS Solutions Corporation, a wholly-owned subsidiary, was listed on the first section of the Tokyo Stock Exchange on October 11, 2002. (photo) · The listing ceremony at the Tokyo Stock Exchange (October 11, 2002)	In the power supply business, Nippon Steel's Oita Works joined existing providers, Yawata, Hirohata, Kamaishi and Muroran Works, by commencing its wholesale supply of electricity to an electric power company in April 2002. (photo) • The power plant at Oita Works for the wholesale supply of electricity
In ceramics and other advanced materials fields, Nippon Steel continues to offer high-quality products that occupy top market shares. Among typical metal foil products is a high-performance ultra-thin stainless steel foil that is manufactured under strict quality controls from melting to finished product. (photo) • Stainless steel foil for retaining magnetic head of a computer hard disc drive	In October 2002, Nippon Steel's technology for the "recycling of waste plastics in coke ovens" received the Gold Prize of the Good Design Award sponsored by the Japan Industrial Design Promotion Organization. (photo) • Display panel and the trophy presented
In the titanium field, endeavors by Nippon Steel to expand the applications of titanium have enabled the company to retain its position as a leading supplier of rolled titanium products. In addition to such traditional markets as chemicals, power plants and products for consumer use, greater emphasis is now placed on advancing into automobiles and other new fields. (photo) · FAIRLADY Z with titanium muffler	Nippon Steel publishes picture books mainly for school children that plainly describe our company's commitment to environmental conservation. (photo) • The picture book *New Earth-Friendly Product Making* and its successor *New Product Making for All Members of the Global Society*

Non-Consolidated Balance Sheets

[As of September 30,2002]

(Millions of yen)

	As of September 30, 2002	As of March 31, 2002	As of September 30, 2001
Current assets	717,581	819,794	757,941
Cash and bank deposits	**13,346**	16,411	20,012
Notes receivable	**3,833**	6,082	4,093
Accounts receivable - trade	**114,208**	197,107	144,203
Finished products, semi-finished products and work in process	**226,652**	238,040	285,455
Raw materials and supplies	**188,449**	189,211	199,659
Deferred tax assets	**17,300**	26,700	5,800
Other	**154,489**	147,717	99,679
Allowance for doubtful accounts	**(699)**	(1,475)	(961)
Fixed assets	**1,913,701**	1,919,178	1,983,786
Tangible fixed assets	**1,257,736**	1,252,277	1,248,745
Buildings and structures	**311,466**	315,387	315,408
Machinery and equipment	**643,581**	610,818	596,937
Land	**229,844**	225,900	216,847
Other	**72,844**	100,171	119,552
Intangible fixed assets	**5,560**	8,287	11,900
Intangible fixed assets	**5,560**	8,287	11,900
Investments and others	**650,405**	658,613	723,140
Investments in securities	**433,217**	453,465	520,296
Investments in shares and capital of subsidiaries	**186,948**	171,698	169,858
Other	**38,222**	41,432	42,623
Allowance for doubtful accounts	**(7,982)**	(7,982)	(9,638)
Total assets	**2,631,283**	2,738,973	2,741,728

Non-Consolidated Balance Sheets

[As of September 30,2002]

(Millions of yen)

	As of September 30, 2002	As of March 31, 2002	As of September 30, 2001
Current liabilities	**879,821**	944,953	876,365
Notes payable	**4,965**	5,140	4,440
Accounts payable - trade	**150,043**	143,282	140,495
Short-term loans and long-term loans due within one year	**174,817**	188,606	173,907
Commercial paper	**114,000**	116,000	95,000
Bonds and notes due within one year	**110,000**	110,000	85,000
Reserve for estimated loss on shut down of steel production facilities	**-**	-	3,667
Other	**325,994**	381,924	373,854
Long-term liabilities	**982,310**	1,000,463	1,062,954
Bonds and notes	**275,000**	275,000	385,000
Convertible bonds	**98,729**	98,729	98,729
Long-term loans	**445,214**	452,139	406,859
Deferred tax liabilities	**30,000**	48,800	33,300
Accrued pension and severance costs	**78,512**	78,013	74,548
Reserve for repairs for blast furnaces	**47,478**	46,949	63,845
Allowance for loss on guarantees	**5,040**	-	-
Other	**2,335**	831	672
Total liabilities	**1,862,131**	1,945,416	1,939,320
Common stock	**419,524**	419,524	419,524
Common Stock	**419,524**	419,524	419,524
Capital surplus	**105,518**	105,518	105,518
Additional paid-in capital	**105,518**	105,518	105,518
Retained earnings	**207,112**	218,743	248,354
Legal reserve	**-**	99,302	99,302
Voluntary reserve	**101,432**	127,016	127,016
Unappropriated retained earnings	**105,679**	(7,575)	22,035
[Net income (loss)]	**[(1,420)]**	[(28,129)]	[1,481]
Revaluation gain or loss	**37,058**	49,792	29,010
Revaluation of available-for-sale securities	**37,058**	49,792	29,010
Treasury stock	**(62)**	(21)	-
Treasury stock	**(62)**	(21)	-
Total shareholders' equity	**769,151**	793,557	802,408
Total liabilities and shareholders' equity	**2,631,283**	2,738,973	2,741,728

Non-Consolidated Statements of Income

(Millions of yen)

	For the 6-month period ended September 30, 2002	For the 6-month period ended September 30, 2001	For the year ended March 31, 2002
Net sales	**816,897**	784,781	1,681,406
Cost of sales	**712,029**	680,666	1,483,813
Selling, general and administrative expenses	**79,815**	84,625	165,863
Operating costs and expenses	**791,844**	765,292	1,649,676
Operating profit	**25,052**	19,489	31,729
Interest and dividend income	**6,889**	8,180	14,416
Miscellaneous	**4,339**	2,465	9,821
Non-operating profit	**11,228**	10,645	24,238
Interest expenses	**11,162**	12,624	24,139
Miscellaneous	**16,642**	15,791	31,125
Non-operating loss	**27,805**	28,415	55,265
Non-operating profit and loss	**(16,576)**	(17,769)	(31,027)
Ordinary profit	**8,475**	1,719	702
Gain on sales of tangible fixed assets	**1,667**	1,710	4,794
Gain on sales of investments in securities and investments in subsidiaries and affiliates	-	202	1,016
Gain on contribution of securities to employee retirement benefit trust	-	1,838	22,265
Release of reserve for repairs for blast furnaces	-	-	14,690
Special profit	**1,667**	3,751	42,767
Loss on valuation of investments in securities	**2,980**	910	84,780
Special retirement allowances for voluntary retirement	**3,143**	3,078	6,319
Provision for allowance for loss on guarantees	**5,040**	-	-
Special loss	**11,164**	3,988	91,099
Income (loss) before income taxes	**(1,020)**	1,481	(47,629)
Income taxes - current	**600**	100	700
Income taxes - deferred	**(200)**	(100)	(20,200)
Net income (loss)	**(1,420)**	1,481	(28,129)
Profit brought forward from previous term	**7,797**	20,553	20,553
Release of legal reserve	**99,302**	-	-
Unappropriated income (loss) for the term	**105,679**	22,035	(7,575)

Consolidated Balance Sheets

(Millions of yen)

	As of September 30, 2002	As of March 31, 2002	As of September 30, 2001
Current assets	**1,211,788**	1,303,950	1,285,935
Cash and bank deposits	**63,564**	74,343	95,313
Notes and accounts receivable - trade	**299,090**	404,708	346,204
Marketable securities	**2,958**	1,255	4,612
Inventories	**608,191**	591,307	662,768
Deferred tax assets	**31,666**	40,331	18,519
Other	**207,118**	193,209	159,461
Allowance for doubtful accounts	**(801)**	(1,205)	(944)
Fixed assets	**2,700,469**	2,726,645	2,791,375
Tangible fixed assets	**1,808,235**	1,801,648	1,801,979
Buildings and structures	**510,741**	515,005	520,960
Machinery and equipment	**846,050**	815,647	797,960
Land	**362,390**	350,515	342,035
Other	**89,053**	120,479	141,022
Intangible fixed assets	**13,639**	15,474	20,843
Investments and others	**878,595**	909,522	968,552
Investments in securities	**618,625**	650,355	707,642
Long-term loans receivable	**158,643**	164,876	166,567
Deferred tax assets	**50,866**	41,123	41,500
Other	**63,375**	64,686	65,699
Allowance for doubtful accounts	**(12,916)**	(11,519)	(12,857)
Total assets	**3,912,258**	4,030,596	4,077,311

Consolidated Balance Sheets

(Millions of yen)

	As of September 30, 2002	As of March 31, 2002	As of September 30, 2001
Current liabilities	**1,676,046**	1,743,646	1,705,762
Notes and accounts payable - trade	**280,065**	315,348	308,436
Short-term loans	**744,850**	721,097	774,707
Commercial paper	**114,000**	116,000	95,000
Bonds and notes due within one year	**112,454**	112,508	85,000
Accrued expenses	**206,418**	268,773	216,695
Reserve for estimated loss on shut down of steel production facilities	**-**	-	3,667
Other	**218,257**	209,919	222,254
Long-term liabilities	**1,297,080**	1,314,241	1,393,688
Bonds and notes	**275,000**	275,000	385,000
Convertible bonds	**109,110**	109,433	112,620
Long-term loans	**663,463**	676,747	656,722
Deferred tax liabilities	**42,094**	50,162	26,601
Accrued pension and severance costs	**120,946**	116,930	112,198
Reserve for repairs for blast furnaces	**50,054**	49,253	65,869
Other	**36,411**	36,713	34,676
Total liabilities	**2,973,127**	3,057,888	3,099,450
Minority interest in consolidated subsidiaries	**65,668**	65,557	65,614
Common stock	**419,524**	419,524	419,524
Additional paid-in capital	**105,518**	105,518	105,518
Retained earnings	**325,406**	338,565	368,031
Reserve for revaluation of land	**5,491**	7,488	6,506
Unrealized gains on available-for-sale securities	**39,685**	54,898	33,760
Foreign currency translation adjustments	**(20,621)**	(18,822)	(21,095)
	875,005	907,172	912,246
Less: Treasury stock, at cost	**(1,541)**	(21)	-
Total shareholders' equity	**873,463**	907,150	912,245
Total liabilities and shareholders' equity	**3,912,258**	4,030,596	4,077,311

Consolidated Statements of Income

(Millions of yen)

	For the 6-month period ended September 30, 2002	For the 6-month period ended September 30, 2001	For the year ended March 31, 2002
Net sales	1,250,940	1,208,581	2,581,399
Cost of sales	1,080,426	1,042,491	2,245,335
Selling, general and administrative expenses	129,142	133,443	263,020
Operating costs and expenses	1,209,569	1,175,934	2,508,355
Operating profit	41,370	32,646	73,044
Interest and dividend income	4,147	6,556	7,047
Miscellaneous	5,849	4,442	14,174
Non-operating profit	9,997	10,999	21,222
Interest expenses	15,383	17,929	32,904
Equity in net loss of unconsolidated subsidiaries and affiliates	3,497	747	12,452
Miscellaneous	19,807	16,338	32,163
Non-operating loss	38,688	35,015	77,521
Non-operating profit and loss	28,691	24,016	56,298
Ordinary profit	12,679	8,630	16,746
Gain on sales of tangible fixed assets	1,674	8,707	15,626
Gain on sales of investments in securities and investments in subsidiaries and affiliates	-	256	2,234
Gain on contribution of securities to employee retirement benefit trust	-	1,898	22,367
Release of reserve for repairs for blast furnaces	-	-	14,690
Special profit	1,674	10,862	54,918
Loss on disposal of tangible fixed assets and other assets	940	970	7,732
Loss on valuation of investments in securities	3,693	1,767	72,952
Special retirement allowances for voluntary retirement	3,801	3,918	8,134
Amortization of transition obligation in respect of new accounting standard for retirement benefits	2,254	2,564	6,166
Reserve for doubtful accounts	1,523	498	498
Loss on relinquishment of the entrusted portion of the pension fund	1,118	-	-
Loss on business restructuring	-	1,174	1,259
Special loss	13,332	10,893	96,744
Income (loss) before income taxes and minority interest	1,021	8,598	(25,079)
Income taxes - current	7,884	9,642	19,062
Income taxes - deferred	(1,778)	(2,075)	(15,257)
Minority interest in net income (loss) of consolidated subsidiaries	14	(510)	482
Net income (loss)	(5,069)	520	(28,402)

Additional Paid-in Capital and Retained Earnings

(Millions of yen)

	For the 6-month period ended September 30, 2002	For the 6-month period ended September 30, 2001	For the year ended March 31, 2002
(Additional Paid-in Capital)			
Additional Paid-in Capital at the beginning of the term	105,518	105,518	105,518
Additional Paid-in Capital at the end of the term	105,518	105,518	105,518
(Retained earnings)			
Retained earnings at the beginning of the term	338,565	378,282	378,282
Net income	-	520	-
Increase due to the change in the companies consolidated	154	-	168
Increase due to reversal of reserve for revaluation of land	2,062	-	-
Increase of retained earnings	2,217	520	168
Net loss	5,069	-	28,402
Cash dividends	10,210	10,210	10,210
Directors' and corporate auditors' bonuses	96	87	86
Decrease due to reversal of reserve for revaluation of land	-	473	1,185
Decrease of retained earnings	15,375	10,771	39,885
Retained earnings at the end of the term	325,406	368,031	338,565

Consolidated Statements of Cash Flows

(Millions of yen)

	For the 6-month period ended September 30, 2002	For the 6-month period ended September 30, 2001	For the year ended March 31, 2002
Cash flows from operating activities			
Income (loss) before income taxes and minority interest	1,021	8,598	(25,079)
Depreciation and amortization	95,964	94,657	197,336
Interest and dividend income (accruals basis)	(4,147)	(6,556)	(7,047)
Interest expenses (accruals basis)	15,383	17,929	32,904
Exchange losses(gains) on foreign currency transactions	4,211	1,334	(3,174)
Amortization of excess of cost over the underlying net equity of investments in subsidiaries and affiliates	(360)	1,042	2,197
Equity in net income(loss) of unconsolidated subsidiaries and affiliates	3,497	747	12,452
Gain on sales of investments in securities	(1,198)	(407)	(1,562)
Loss on valuation of investments in securities	3,257	1,412	72,336
Amortization of transition obligation in respect of new accounting standard for retirement benefits	2,254	2,564	6,166
Gain on contribution of securities to employee retirement benefit trust	-	(1,898)	(22,367)
Loss on disposal of tangible and intangible fixed assets	2,114	3,259	7,279
Gain on sales of tangible and intangible fixed assets	(1,784)	(8,407)	(15,894)
Changes in reserve for doubtful accounts	994	(1,313)	(113)
Changes in notes and accounts receivable-trade	105,999	112,607	53,870
Changes in inventories	(19,373)	(47,023)	17,601
Changes in notes and accounts payable-trade	(27,740)	(6,455)	738
Other	(25,304)	(54,718)	(30,858)
	154,789	117,376	296,784
Interest and dividend income (cash basis)	5,046	8,485	8,396
Interest expenses (cash basis)	(15,633)	(17,347)	(33,674)
Income taxes (cash basis)	(10,688)	(49,232)	(55,864)
Cash flows from operating activities	133,514	59,281	215,642
Cash flows from investing activities			
Acquisition of investments in securities	(14,412)	(678)	(5,897)
Proceeds from sales of investments in securities	10,073	3,720	14,650
Acquisition of tangible and intangible fixed assets	(122,156)	(93,795)	(199,285)
Proceeds from sales of tangible and intangible fixed assets	13,731	17,194	28,917
Other	(11,654)	(4,471)	(3,750)
Cash flows from investing activities	(124,417)	(78,030)	(165,365)
Cash flows from financing activities			
Net increase(decrease) in short-term loans	14,407	14,401	(39,647)
Proceeds from commercial paper	(2,000)	75,000	96,000
Proceeds from long-term loans	31,976	12,270	86,785
Payments of long-term loans	(38,516)	(67,220)	(122,169)
Redemption of bonds and notes	(377)	(30,144)	(115,823)
Cash dividends	(10,210)	(10,210)	(10,210)
Other	(9,084)	(304)	1,011
Cash flows from financing activities	(13,805)	(6,207)	(104,054)
Effect of exchange rate changes on cash and cash equivalents	(4,883)	(701)	4,184
Net decrease in cash and cash equivalents	(9,592)	(25,658)	(49,592)
Cash and cash equivalents at the beginning of the term	74,194	123,910	123,910
Increase(decrease) from the change in companies consolidated	77	(154)	(123)
Cash and cash equivalents at the end of the term	64,680	98,098	74,194

Segment Information

For the 6-month period ended September 30, 2002

(Millions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals and non-ferrous materials	System solutions	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
Customers	923,433	80,777	27,123	129,559	55,370	34,675	**1,250,940**	-	**1,250,940**
Intersegment	12,288	12,257	4,456	40,992	13,442	3,381	**86,818**	(86,818)	-
Net sales	935,721	93,035	31,579	170,552	68,812	38,057	**1,337,758**	(86,818)	**1,250,940**
Operating costs and expenses	898,512	97,267	31,781	165,184	64,298	39,356	**1,296,400**	(86,831)	**1,209,569**
Operating profit(loss)	37,209	(4,232)	(201)	5,367	4,514	(1,299)	**41,358**	12	**41,370**

For the 6-month period ended September 30, 2001

(Millions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals and non-ferrous materials	System solutions	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
Customers	882,769	70,854	53,525	124,049	54,026	23,355	**1,208,581**	-	**1,208,581**
Intersegment	15,908	28,709	6,139	37,424	14,140	2,935	**105,257**	(105,257)	-
Net sales	898,677	99,564	59,665	161,474	68,166	26,290	**1,313,838**	(105,257)	**1,208,581**
Operating costs and expenses	882,872	100,055	51,531	157,187	63,271	27,119	**1,282,037**	(106,102)	**1,175,934**
Operating profit(loss)	15,805	(490)	8,133	4,286	4,894	(828)	**31,801**	845	**32,646**

For the year ended March 31, 2002

(Millions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals and non-ferrous materials	System solutions	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
Customers	1,791,743	245,018	120,865	248,176	122,087	53,507	**2,581,399**	-	**2,581,399**
Intersegment	36,463	49,304	9,942	77,988	27,311	7,744	**208,754**	(208,754)	-
Net sales	1,828,206	294,323	130,808	326,164	149,398	61,251	**2,790,154**	(208,754)	**2,581,399**
Operating costs and expenses	1,804,724	284,410	115,232	315,785	138,894	59,794	**2,718,841**	(210,485)	**2,508,355**
Operating profit	23,482	9,913	15,576	10,379	10,504	1,457	**71,312**	1,731	**73,044**

Shareholder Reference Information

Closing date of accounts: March 31

Annual general meeting of shareholders: Late June

Record date: The shareholders who should exert the rights of shareholders at the annual general meeting of shareholders shall be those registered as such with voting rights in the final register of shareholders as of March 31 every year.

Stock transfer

Transfer agent: The Chuo Mitsui Trust & Banking Co., Ltd.
33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574
TEL: 03-5232-3331

Section in charge: Transfer Agent Division, the Chuo Mitsui Trust & Banking Co., Ltd.
8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-0063
TEL: 03-3323-7111

Service offices: Branches of the Chuo Mitsui Trust & Banking Co., Ltd.
Head office, branches and subbranch offices of Japan Securities Agents, Ltd.

Fee

Transfer fee: Free of charge

New certificate issuance fee: ¥200 per share certificate plus the incidental consumption tax. Free of charge in the event of consolidation of shares and where the space overleaf (to write stock transfer related matters) is completely filled.

Media of public notice: *Nihon Keizai Shimbun* (daily newspaper)

Website to provide information on the balance sheets and the statement of income: http://www0.nsc.co.jp/kessan/
(The "0" of www0 of the address is the figure 0.)

Notice: Application forms necessary for notification of change of address, request for registration of changes of shareholders and request for purchase of share certificates less than one lot shares are available 24 hours from the transfer agent at toll-free number 0120-87-2031.

News Release

Back Number ▶ 2003 | 2002 | 2001 | 2000 | 1999 | more

November 21.2002	Financial results for the first half of fiscal 2002
November 14.2002	Integration of the Stainless Steel Business of Nippon Steel Corporation and Sumitomo Metal Industries
November 14.2002	Establishment of Joint Study Committee among Nippon Steel Corporation
November 14.2002	Signing of the Agreement Concerning Further Strengthening of Collaboration and Cross Share Holding between Nippon Steel Corporation and Kobe Steel
November 14.2002	Signing of the Agreement Concerning Hot Rolled Steel Sheet Supply
November 11.2002	Clear-Coated Pre-Painted Stainless Steel Sheets for Refrigerators
November 6.2002	Marketing of "Antistatic VIEWKOTE"
November 1.2002	Fuller menu of thin-gauge high-efficiency electrical steel sheets for energy saving
September 6.2002	Outlook on fiscal 2002 (April 1 2002- March 31 2003)
June 19.2002	Cooperation between Nippon Steel and Nippon Metal Industry
June 13.2002	Signing of Letter of Intent for integration of stainless business of Nippon Steel Corporation and Sumitomo Metal Industries
May 23.2002	Consolidated results for FY 2001
May 9.2002	Commencement of Studies on Expansion of Technical Cooperation in the Field of Electrical Steels between Nippon Steel and AK Steel

April 25.2002	Announcement of Death(Mr. Eishiro Saito
April 23.2002	Electrical Steel Collaboration between ThyssenKrupp Steel and Nippon Steel intensified
April 11.2002	Structuring a New Global Business Model in the Steel Industry
April 11.2002	Automotive Steel Technology Cooperation Agreement between Nippon Steel
April 9.2002	Outlook on fiscal 2001
March 6.2002	Reaction of Japan Iron & Steel Federation to the Presidential Decision of Steel Imports under Section 201 of the U.S. Trade Law
February 27.2002	Alliance between Nippon Steel and Sumitomo Metals
February 4.2002	Cooperation between Nippon Steel Bolten and Shinko Bolt

Inquiry about contents or profile of Nippon Steel fax:81-3-3275-5611

News Release

Fuller menu of thin-gauge high-efficiency electrical steel sheets for energy saving

November 1.2002

Nippon Steel Corporation (President CHIHAYA Akira) has developed a high-tensile-strength electrical steel sheet for ultra-high-speed motors (tens of thousand of revolutions per minute) and a high-torque, high-formability electrical steel sheet suitable to manufacture hard disc drives (HDD) and other products.

Electrical steel sheets are an important industrial material widely used as iron cores of motors and other electrical equipment and the degree of the power loss affects the efficiency and energy consumption of the electrical equipment. As the leading maker of electrical steel sheets, Nippon Steel has contributed to the enhancement of equipment efficiency and the effective use of energy by manufacturing and supplying diverse kinds of electrical steel sheets that can meet a wide range of requirements. Recently, amid the increasing global concern for energy saving and the prevention of global warming, the need of even more efficient motors has intensified. Particularly, in such areas as HDD motors, driving motors for electric cars and generators for micro-gas turbines, the adoption of high-efficiency electrical steel sheets is growing.

To reduce the energy loss (core loss) of motors, thinning of electrical steel sheets is an effective measure. Up to now, Nippon Steel has offered 0.15—

0.20 mm-thick, high-efficiency, thin-gauge electrical steel sheets (specifications: 15HTH1000, 20HTH1200 and 20HTH1500). Now, in reply to customers' request for greater efficiency of motors and their manufacturing processes, Nippon Steel has expanded the lineup of its thin-gauge electrical steel sheets with the addition of the following new items:

① High-tensile-strength, thin-gauge electrical steel sheets (specifications: 15HST780Y, 20HST570Y and 20HST780Y)For greater efficiency, motor speed is on the increase. Since a powerful centrifugal force is exerted on the rotors during high-speed motor revolutions, the rotors can fracture if the strength of the electrical steel sheets used is insufficient. Particularly, in the type of motors in which magnets are inserted in the holes of the rotors made of electrical steel sheets, the securement of the structural strength of the parts which support magnets is an extremely important issue. The high-tensile-strength, thin-gauge electrical steel sheets have succeeded in realizing a high strength more than twice the conventional level, while minimizing the increase of core loss.

② High-torque, high-formability thin-gauge electrical steel sheets (specification: 20HTH1800) The adoption of fluid bearings is increasing in HDD for more planer stability of the revolving discs. In this case, as the frictional resistance is greater than in the case of ball bearings, a higher motor torque is required. As a result, higher flux density is required of electrical steel sheets. Also, with the increase in the production of HDD motors, the improvement in the punching property (low hardness) of electrical steel sheets has become necessary to prevent die wear. Nippon Steel's newly developed electrical steel sheets offer both high flux density and excellent formability, while maintaining core loss values within the tolerance range.

Using these new products, trial manufacture is already under way targeting such applications as ultra-high-speed motors, magnetic bearings and electric car motors. Nippon Steel looks forward to contributing to energy saving and the prevention of global warming through the wider use of these products as

File No. 82-5175

important materials in promoting the miniaturization of various mobile devices and the greater use of electric cars.

Note)Product names are trademarks or registered trademarks of Nippon Steel Corporation in Japan or other countries. Please be aware that Nippon Steel may not use or have registered some of the aforementioned marks in reader's countries.

For more information about this release, please call:

SAKAIDA Akira, Electrical Sheet Sales Division, 03-3275-7857
KANKE Takashi, Public Relations Center, 03-3275-5021

《 more... 》

News Release

Marketing of "Antistatic VIEWKOTE" November 6.2002

Nippon Steel Corporation (President CHIHAYA Akira) starts the full-scale marketing of "Antistatic VIEWKOTE", a pre-coated steel sheet that is less susceptible to static electricity generation.

Since 1992, the company manufactures and sells VIEWKOTE, a high-grade pre-coated steel sheet that excels in appearance, workability and formability. It is widely used both in Japan and overseas as external panels of the outdoor units of air-conditioners and kerosene fan heaters. Currently, the monthly production of VIEWKOTE amounts to 5,000 tons.

Nippon Steel recently developed the antistatic version of VIEWKOTE (Under patent application) by applying a special coat to the conventional VIEWKOTE. The new product has been adopted as side panels of the refrigerators made by Sharp Corporation (President MACHIDA Katsuhiko).

In the manufacturing process of home electric appliances like refrigerators, during the transport of pre-coated steel sheets and fabricated parts on belt conveyors or rubber suction cups, static electricity caused by friction attracts dust. The resulting extra work needed to wipe off the attached dust or prevent dust adhesion has been an operational problem.

Antistatic VIEWKOTE restrains the occurrence of static electricity and

reduces dust attachment, greatly contributing to process-simplification and labor-saving in sheet shearing and product assembly.

The result of the experiment (measuring the static voltage caused by attaching and detaching rubber suction cups to and from a pre-coated steel sheet) performed by Nippon Steel confirmed that the static electrification of Antistatic VIEWKOTE is only a quarter of that of ordinary VIEWKOTE.

In completed electrical appliances, static electricity adversely affects the internal precision electronic devices, causing malfunctioning, or degrades the external appearance of products due to dust attachment. The use of antistatic VIEWKOTE also helps solve these problems.

The basic performances of Antistatic VIEWKOTE such as workability, formability and chemical resistance are comparable to those of ordinary VIEWKOTE. A chromate-free version is also available. A growing use of Antistatic VIEWKOTE is expected not only in home electric appliances but also in office and audio-visual equipment where pre-coated steel sheets are extensively used.

For more information about this release, please call:

KANKE Takashi, Public Relations Center, 81-3-3275-5021

inquiry about contents or profile of Nippon Steel fax:81-3-3275-5611

File No. 82-5175

News Release

Clear-Coated Pre-Painted Stainless Steel Sheets for Refrigerators

November 11.2002

Nippon Steel Corporation
Dai Nippon Printing Co., Ltd.
DNP Ellio Printing Co., Ltd.

The clear-coated pre-painted stainless steel sheets jointly developed by Nippon Steel Corporation (President CHIHAYA Akira), Dai Nippon Printing Co., Ltd. (President KITAJIMA Yoshitoshi) and DNP Ellio Printing Co., Ltd. (President SHIMIZU Hisayuki) have been adopted by Sanyo Electric Co., Ltd., Toshiba Corporation and Mitsubishi Electric Corporation for the front doors of their respective latest-model household refrigerators.

Sanyo, which started using the material since the summer of 2001 in their "Cool Curtain Series" refrigerators, continues using it in the autumn 2002 models with the color designs entirely renewed. Toshiba and Mitsubishi have decided the full-scale

adoption of the material for their new medium to large (380 to 470 liter-class) models released this autumn.

White-painted steel sheets or plastics have mainly been used for the external panels of household kitchen utensils. Recently, induction-heating (IH) rice cookers, microwave ovens and dishwashers whose designs utilize the texture of stainless steel have been marketed, enjoying popular acceptance. This is because the metallic luster as well as the sense of cleanliness and reliability unique to stainless steel found ready acceptance for kitchen use, and home electric appliance makers have intensified their efforts in product differentiation by design using stainless steel.

Most of the stainless steel sheets used as external panels of these home kitchen utensils are pre-painted steel sheets with a transparent resin coating (clear-coated pre-painted stainless steel sheets). As a result of various improvements realized by the suppliers, clear-coated pre-painted stainless steel sheets have acquired such features as finger-print resistance and easy-stain-wiping, while retaining the luster and sense of cleanliness unique to stainless steel. They have also become highly resistant to scars to the coating film during processing such as press-forming.

However, the application of clear-coated pre-painted stainless steel sheets to large

appliances like refrigerators have still had technical problems to solve. They included the difficulty of delicate hue adjustment and maintenance of uniform appearance when pale hues are added to the clear coating for design purposes, the severe demand for the uniformity of the base stainless steel sheets, and the exacting requirement of material formability. Because of these problems, the application of clear-coated pre-painted stainless steel sheets has so far been limited to comparatively small items like electric rice cookers.

Joining forces in tackling these technical issues, Nippon Steel, Dai Nippon Printing and DNP Ellio have succeeded in developing and improving the clear-color-resin-coated pre-painted stainless steel which excels in the reproducibility of uniform appearance that harmoniously combines base steel and color layer, while retaining excellent formability. As a result, the newly developed material has come to be extensively adopted for the front doors of large home refrigerators which symbolically dominate household kitchens with their prominent existence.

The technical and design features of the clear-color-resin-coated pre-painted stainless steel sheets which have been newly adopted for medium to large home refrigerators are as follows:

(1) Chromium-type stainless steel (Nippon

Steel-developed YUSPDX announced in November 2001), which is mild, highly-elongating and press-formable like carbon steel, has been applied as the base material so that the steel can be press-formed on the same forming lines and dies as those for the conventional pre-painted carbon steel sheets.

(2) Pale, translucent hues have been added to the clear resin coating to the extent that will not impair the metallic luster of the stainless steel matrix. And fully utilizing the outstanding design expertise of Dai Nippon Printing, superb design effects have been realized by delicately adjusting appearance and hue factors such as luminosity.

(3) Since the product is a clear (translucent) resin-coated pre-painted metallic material which is applied to large panels, even the slightest hue variation or defect can greatly affect the product value of refrigerators. Therefore, the strict quality realization and control different from those applicable to ordinary polished stainless steel products have been implemented not only regarding the clear resin coating but also in the grinding-finishing of the steel material surface. Furthermore, the product is manufactured under an integrated production and quality control system supported by the close tie-up of Nippon Steel, Dai Nippon Printing and DNP Ellio.

File No. 82-5175

With the growing use of stainless steel sheets as external panels of refrigerators which are by far the most conspicuous among kitchen appliances, we look forward to the acceleration of the application of stainless steel to the external panels of all home electric appliances, not limited to kitchen utensils. We will continue to endeavor to offer you clear-color-resin-coated pre-painted stainless steel sheets that can satisfy diverse needs.

Note)Product names are trademarks or registered trademarks of Nippon Steel Corporation in Japan or other countries. Please be aware that Nippon Steel may not use or have registered some of the aforementioned marks in reader's countries.

For more information about this release, please call:

OMURA Keiichi,Stainless Steel Division,Nippon Steel Corporation Tel: 03-3275-7869
KANKE Takashi,Public Relations Center, Nippon Steel Corporation Tel: 03-3275-5021
YUI Nobuki, Dai Nippon Printing Co., Ltd.
Tel: 049-274-2355
YAMAMOTO Yukio DNP Ellio Co., Ltd.
Tel: 046-285-7752

File No. 82-5175

News Release

Signing of the Agreement Concerning Hot Rolled Steel Sheet Supply, Further Strengthening of Collaboration and Cross Share Holding between Nippon Steel Corporation and Sumitomo Metal Industries, Ltd.

November 14.2002

Nippon Steel Corporation (Principal place of business: Chiyoda-ku, Tokyo, President: Akira CHIHAYA) ("Nippon Steel") and Sumitomo Metal Industries, Ltd. (Principal place of business: Chuo-ku, Osaka, President: Hiroshi SHIMOZUMA) ("Sumitomo Metals") agreed in February of this year to pursue collaboration to improve their respective competitiveness and, till now, have been discussing specific collaboration measures.

Sumitomo Metals has been conducting studies on the structural reform of the flat products manufacturing process of its Wakayama Works for the purpose of increasing the competitiveness of its steel business.

As a result, Sumitomo Metals has decided to cease the operation of the hot rolling mill and tandem cold rolling mill at Wakayama Works by the end of March 2005 and to concentrate the manufacturing of mass-produced flat products at Kashima Works, while concentrating the manufacturing of high-class flat products at the reversing cold rolling mill, CGL and electrical steel production line at Wakayama Works, all in an effort to achieve a more efficient flat products production.

Furthermore, in connection with the effective utilization of iron-making and steelmaking processes at Wakayama, Sumitomo Metals and China Steel Corporation ("CSC") have agreed that slab supplies to the CSC group be expanded from the present level of 600,000 tons a year to about 1.8 million tons by fiscal 2005 and that both companies start discussions about the operation of the iron-making and steelmaking processes at Wakayama as a joint venture.

Nippon Steel and Sumitomo Metals have agreed that Nippon Steel supply to Sumitomo Metals hot rolled steel sheet which becomes necessary resulting from the stoppage of the hot rolling mill at Wakayama. Kobe Steel, Ltd. will be also supplying part of the shortage.

At the same time, Nippon Steel and Sumitomo Metals will energetically accelerate the implementation of such collaboration measures as (1) mutual cooperation for cost reduction between Kimitsu Works and Kashima Works, (2) mutual supply of iron, steel and downstream products during blast furnace refurbishment and in an emergency, and (3) mutual cooperation in the areas of raw materials, machinery and materials procurement and steel products transportation, which have been under study between both companies. Studies on tie-up measures among the two companies' respective affiliates will also be newly undertaken.

Further, for ensuring these collaboration measures, Nippon Steel and Sumitomo Metals have signed an agreement concerning cross share holding (about ¥5,000 million each).

The integration of the stainless steel business, which has been discussed by the two companies, is now scheduled for October 2003.

For more information, please contact:

File No. 82-5175

Nippon Steel Corporation
Public Relations Center, Corporate Secretariat Div.
Tel 81-3-3275-5022
Sumitomo Metal Industries, Ltd.
Public Relations Group, PR & IR Div.
Tel 81-3-4416-6115

News Release

November 14.2002

Signing of the Agreement Concerning Further Strengthening of Collaboration and Cross Share Holding between Nippon Steel Corporation and Kobe Steel, Ltd.

Nippon Steel Corporation (Principal place of business: Chiyoda-ku, Tokyo, President: Akira CHIHAYA) ("Nippon Steel") and Kobe Steel, Ltd. (Principal place of business: Chuo-ku, Kobe, President: Koshi MIZUKOSHI) ("Kobe Steel") agreed in December of last year to pursue collaboration to improve their respective competitiveness and, till now, have been studying and implementing the joint supply of semi-finished products to Nakayama Steel Works, Ltd., and studying specific tie-up measures in the areas such as transportation of steel products, procurement of raw materials, machinery and materials, and measures among the neighboring places of operation and subsidiaries and affiliates of both companies.

Both companies have agreed to accelerate the study of those items which have been under study as well as other new items.

Major study items of the collaboration between the two companies are as follows (Any mutually agreeable items will be added from time to time in the future):

1. To strengthen tie-up arrangements among the affiliates of both companies in the field of steel products processing for improving the respective

competitiveness of those affiliates, particularly for structuring optimum production/operation on a regional basis.

2. To achieve greater efficiency of the transportation subsidiaries mainly by strengthening tie-up arrangements in respect of sea transport and relay bases.

3. To accelerate both companies' joint studies on ways to utilize new iron-making and steelmaking processes considering predictable constraints on raw material supplies for blast-furnaces and future environmental issues.

In addition, Nippon Steel and Kobe Steel will supply to Sumitomo Metal Industries, Ltd. hot rolled steel sheet which becomes necessary as a result of the stoppage of the hot rolling mill at its Wakayama Works.

Further, for ensuring these collaboration measures, Nippon Steel and Kobe Steel have signed an agreement concerning cross share holding (about ¥3,000 million each).

For more information, please contact :
Nippon Steel Corporation
Public Relations Center, Corporate Secretariat Div.
Tel 81-3-3275-5022
Kobe Steel, Ltd.
Communication Center
Tel 81-3-5739-6010

News Release

Establishment of Joint Study Committee among Nippon Steel Corporation, Sumitomo Metal Industries, Ltd. and Kobe Steel, Ltd.

November 14.2002

Nippon Steel Corporation, Sumitomo Metal Industries, Ltd. and Kobe Steel, Ltd. have each signed bilateral agreements with the other two companies concerning bipartite collaboration measures and cross share holding. While each company will accelerate the collaboration measures under those agreements, the three companies have decided to set up Joint Study Committee among them to study items which would further improve business efficiency of each company than under those bilateral agreements.

The three companies will continue to compete against each other while studying and implementing the collaboration measures to enhance their respective competitiveness.

For more information, please contact:
Nippon Steel Corporation
Public Relations Center, Corporate Secretariat Div.
Tel 81-3-3275-5022
Sumitomo Metal Industries, Ltd.
Public Relations Group, PR & IR Div.
Tel 81-3-4416-6115
Kobe Steel, Ltd.
Communication Center

Communication Center
Tel 81-3-5739-6010

News Release

Integration of the Stainless Steel Business of Nippon Steel Corporation and Sumitomo Metal Industries, Ltd.

November 14.2002

Nippon Steel Corporation (Principal place of business: Chiyoda-ku, Tokyo, President: Akira CHIHAYA) ("Nippon Steel") and Sumitomo Metal Industries, Ltd. (Principal place of business: Chuo-ku, Osaka, President: Hiroshi SHIMOZUMA) ("Sumitomo Metals") signed the letter of intent on June 13 of this year concerning the integration of their stainless steel business (including stainless flat steel, plate, bar and wire rod but excluding the business conducted by Sumitomo Metals (Naoetsu), Ltd. and Sumitomo Metals (Kokura), Ltd.), and their Business Integration Committee has since been studying and formulating a plan to structurally enhance the competitiveness of the stainless steel business.

As a result, considering the time needed for preparations to satisfy customer needs, the integration of the stainless steel business through the establishment of a new company (originally scheduled for April 2003) is now re-scheduled for October 2003. Nippon Steel and Sumitomo Metals intend to enter into a definitive agreement for the integration within this year if they reach an agreement on the detailed conditions of the integration which will be further discussed by the Business Integration Committee.

For more information, please contact:
Nippon Steel Corporation
Public Relations Center, Corporate Secretariat Div

Public Relations Center, Corporate Secretariat Div.
Tel 81-3-3275-5022
Sumitomo Metal Industries, Ltd.
Public Relations Group, PR & IR Div.
Tel 81-3-4416-6115

News Release

Financial results for the first half of fiscal 2002 November 21.2002

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File No. 82-5175